17

06011479

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bangkok Bank Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

FILE NO. 82- 4835 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/8/06

82-4835

BANGKOK BANK PUBLIC COMPANY LIMITED

Financial Statements

AR/S
12-31-05

Year ended December 31, 2005

Deloitte.

Dedicated to serving businesses
in Thailand for over 66 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at December 31, 2005 and 2004, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and the Bank' s financial statements present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and its subsidiaries and of Bangkok Bank Public Company Limited as at December 31, 2005 and 2004 and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 23, 2006

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at December 31, 2005	As at December 31, 2004	As at December 31, 2005	As at December 31, 2004
ASSETS				
CASH	34,221,505,898	30,553,309,059	34,152,169,579	30,455,876,023
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	7,149,514,932	9,671,687,831	6,484,865,872	9,234,024,797
Non-interest bearing	10,880,955,340	7,650,261,187	10,779,320,510	7,576,132,603
Foreign items				
Interest bearing	103,969,917,858	105,659,919,561	101,699,806,777	104,206,271,297
Non-interest bearing	7,905,536,193	8,615,646,423	7,689,276,136	8,391,524,607
Total interbank and money market items, net	129,905,924,323	131,597,515,002	126,653,269,295	129,407,953,304
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	5,100,000,000	32,340,000,000	5,100,000,000	32,030,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	141,820,397,387	135,299,551,273	140,891,703,950	134,685,500,555
Long-term investments, net	163,979,476,136	163,766,142,517	162,451,225,918	162,142,701,414
Investments in subsidiaries and associated companies, net	232,900,798	2,148,254,718	6,760,111,160	8,923,574,517
Total investments, net	306,032,774,321	301,213,948,508	310,103,041,028	305,751,776,486
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 3.5 and 4.5)	910,476,342,172	934,433,995,953	912,003,361,851	932,940,377,735
Accrued interest receivable	2,079,935,417	1,221,789,929	2,087,658,073	1,202,111,540
Total loans and accrued interest receivable	912,556,277,589	935,655,785,882	914,091,019,924	934,142,489,275
Less Allowance for doubtful accounts (Notes 3.6 and 4.6)	(71,432,997,998)	(92,063,630,755)	(71,137,335,631)	(91,686,041,459)
Less Revaluation allowance for debt restructuring (Note 4.7)	(8,445,313,966)	(17,679,900,939)	(8,445,313,966)	(17,679,900,939)
Total loans and accrued interest receivable, net	832,677,965,625	825,912,254,188	834,508,370,327	824,776,546,877
PROPERTIES FORECLOSED, NET (Notes 3.8 and 4.8)	46,804,019,920	39,267,439,468	39,634,863,125	32,077,907,961
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	621,361,556	880,659,148	621,361,556	880,659,148
PREMISES AND EQUIPMENT, NET (Notes 3.9 and 4.9)	33,083,119,871	29,516,333,979	32,893,950,645	29,339,151,357

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at December 31, 2005	As at December 31, 2004	As at December 31, 2005	As at December 31, 2004
ASSETS (CONTINUED)				
LEASEHOLDS, NET (Note 3.11)	2,150,604,764	2,228,232,127	2,143,398,868	2,219,892,746
OTHER ASSETS, NET	8,244,267,729	13,837,769,737	7,210,715,216	12,995,239,980
TOTAL ASSETS	1,398,841,544,007	1,407,347,461,216	1,393,021,139,639	1,399,935,003,882

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at December 31, 2005	As at December 31, 2004	As at December 31, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	1,070,115,171,523	1,107,288,398,701	1,070,328,388,651	1,104,336,705,931
Deposits in foreign currencies	93,385,994,071	88,078,065,768	86,201,851,306	81,774,747,277
Total deposits	1,163,501,165,594	1,195,366,464,469	1,156,530,239,957	1,186,111,453,208
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	10,737,846,521	10,473,437,042	10,737,846,521	10,406,937,042
Non-interest bearing	4,050,738,345	2,920,731,361	4,071,504,905	3,049,657,218
Foreign items				
Interest bearing	27,333,321,536	17,521,750,489	27,111,465,947	17,454,332,230
Non-interest bearing	2,204,873,484	2,176,101,947	2,251,768,656	2,258,889,046
Total interbank and money market items, net	44,326,779,886	33,092,020,839	44,172,586,029	33,169,815,536
LIABILITIES PAYABLE ON DEMAND	4,822,937,475	4,330,972,608	4,773,249,876	4,036,962,120
BORROWINGS (Note 4.12)				
Short-term borrowings	-	1,088,810,065	-	1,088,810,065
Long-term borrowings	21,788,100,112	24,176,128,656	21,788,100,112	24,176,128,656
Total borrowings	21,788,100,112	25,264,938,721	21,788,100,112	25,264,938,721
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.18)	-	13,164,183,450	-	13,164,183,450
BANK'S LIABILITIES UNDER ACCEPTANCES	621,361,556	880,659,148	621,361,556	880,659,148
INTER ACCOUNT BALANCE, NET	4,136,917,126	5,294,391,733	4,149,719,367	5,252,611,204
SUNDRY CREDITORS	3,911,118,993	4,133,894,734	6,462,913,465	3,498,641,620
OTHER LIABILITIES	15,924,958,476	10,569,035,636	15,291,007,916	13,589,835,029
TOTAL LIABILITIES	1,259,033,339,218	1,292,096,561,338	1,253,789,178,278	1,284,969,100,036

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at December 31, 2005	As at December 31, 2004	As at December 31, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.19)				
Registered share capital				
3,998,213,345 ordinary shares of Baht 10 each	39,982,133,450	-	39,982,133,450	-
3,998,000,000 ordinary shares of Baht 10 each	-	39,980,000,000	-	39,980,000,000
1,786,655 preferred shares of Baht 10 each	17,866,550	-	17,866,550	-
2,000,000 preferred shares of Baht 10 each	-	20,000,000	-	20,000,000
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	-	19,088,428,940	-
1,908,711,239 ordinary shares of Baht 10 each	-	19,087,112,390	-	19,087,112,390
131,655 preferred shares of Baht 10 each (Notes 4.18 and 4.19)	-	1,316,550	-	1,316,550
PREMIUM ON ORDINARY SHARE CAPITAL (Note 4.23)	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,192,264,052	10,200,890,371	10,192,264,052	10,200,890,371
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	8,266,505,157	4,315,536,246	8,266,505,157	4,315,536,246
FOREIGN EXCHANGE ADJUSTMENT	1,207,805,754	592,347,081	1,207,805,754	592,347,081
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	11,253,104,610	9,166,239,834	11,253,104,610	9,166,239,834
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(1,836,056,876)	(1,581,998,988)	(1,836,056,876)	(1,581,998,988)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	-	45,399,683	-

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at December 31, 2005	As at December 31, 2004	As at December 31, 2005	As at December 31, 2004
RETAINED EARNINGS (Note 4.23)				
Appropriated				
Legal reserves (Notes 4.22 and 4.24)	10,000,000,000	2,000,000,000	10,000,000,000	2,000,000,000
Other reserves (Notes 4.22 and 4.24)	15,000,000,000	5,000,000,000	15,000,000,000	5,000,000,000
Unappropriated	9,668,278,028	9,838,228,349	9,668,278,028	9,838,228,349
TOTAL	139,231,961,361	114,965,903,846	139,231,961,361	114,965,903,846
MINORITY INTEREST	576,243,428	284,996,032	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	139,808,204,789	115,250,899,878	139,231,961,361	114,965,903,846
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,398,841,544,007	1,407,347,461,216	1,393,021,139,639	1,399,935,003,882
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 4.25)				
AVALS TO BILLS AND GUARANTEES OF LOANS	11,557,489,486	12,983,584,773	11,487,510,957	12,978,788,166
LIABILITY UNDER UNMATURED IMPORT BILLS	10,268,535,090	11,468,042,930	10,068,444,800	11,324,071,472
LETTERS OF CREDIT	29,809,990,180	29,795,351,236	29,343,701,996	29,432,034,958
OTHER CONTINGENCIES	628,911,578,816	587,929,949,023	626,704,359,132	586,215,776,975

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME				
Interest on loans	41,660,327,488	35,682,829,709	41,461,786,278	35,255,909,670
Interest on interbank and money market items	4,231,114,840	2,789,018,478	4,164,544,769	2,844,165,524
Hire purchase and financial lease income	201,694	837,674	-	-
Investments	10,679,486,177	10,269,573,207	10,403,809,284	10,145,541,793
Total interest and dividend income	56,571,130,199	48,742,259,068	56,030,140,331	48,245,616,987
INTEREST EXPENSES				
Interest on deposits	11,518,543,676	10,151,162,926	11,337,473,219	9,952,708,730
Interest on interbank and money market items	856,498,300	460,310,483	841,246,353	444,593,919
Interest on short-term borrowings	57,156,400	768,637,816	57,156,400	768,637,816
Interest on long-term borrowings	3,583,992,819	4,369,217,780	3,583,992,819	4,369,217,780
Total interest expenses	16,016,191,195	15,749,329,005	15,819,868,791	15,535,158,245
NET INTEREST AND DIVIDEND INCOME	40,554,939,004	32,992,930,063	40,210,271,540	32,710,458,742
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	9,907,671,861	(5,900,962,472)	9,862,818,977	(5,902,930,956)
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(5,554,315,423)	10,073,668,344	(5,554,315,423)	10,073,668,344
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	36,201,582,566	28,820,224,191	35,901,767,986	28,539,721,354
NON-INTEREST INCOME				
Gain (loss) on investments, net	(827,143,774)	1,369,083,700	(828,014,368)	1,334,762,360
Equity in undistributed net income (loss) of subsidiaries and associated companies	265,303,803	335,602,314	433,545,153	(91,767,998)
Fees and service income				
Acceptances, aval and guarantees	180,292,983	163,763,756	180,268,251	163,711,592
Others	14,325,696,401	13,153,047,367	13,444,827,089	12,043,413,766
Gain on exchange, net	2,998,069,825	2,616,129,585	2,963,137,701	2,586,025,900
Gain on disposal of assets	482,975,659	931,826,173	475,959,638	927,328,078
Other income	1,048,910,635	977,268,341	1,024,050,758	877,123,947
Total non-interest income	18,474,105,532	19,546,721,236	17,693,774,222	17,840,597,645
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	54,675,688,098	48,366,945,427	53,595,542,208	46,380,318,999

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2005	2004	2005	2004
NON-INTEREST EXPENSES					
Personnel expenses		10,339,883,972	9,465,495,237	9,828,849,697	8,867,278,094
Premises and equipment expenses		5,588,284,865	4,903,293,854	5,437,686,302	4,711,714,181
Taxes and duties		2,549,798,584	2,134,729,254	2,476,706,261	2,035,050,053
Fees and service expenses		2,701,832,218	3,322,109,670	2,646,377,701	3,186,161,446
Directors' remuneration		67,312,178	41,182,333	59,146,667	35,550,000
Contributions to the Financial Institutions Development Fund		4,464,841,083	4,284,971,376	4,460,390,587	4,275,172,409
Other expenses		6,313,458,071	6,398,367,494	6,172,359,213	5,649,218,149
Total non-interest expenses		32,025,410,971	30,550,149,218	31,081,516,428	28,760,144,332
INCOME BEFORE INCOME TAX		22,650,277,127	17,816,796,209	22,514,025,780	17,620,174,667
INCOME TAX EXPENSES (Note 4.30)		2,283,695,428	141,272,148	2,207,980,032	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		20,366,581,699	17,675,524,061	20,306,045,748	17,620,174,667
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		60,535,951	55,349,394	-	-
NET INCOME		20,306,045,748	17,620,174,667	20,306,045,748	17,620,174,667
BASIC EARNINGS PER SHARE (Note 3.19)	**BAHT**	10.64	9.23	10.64	9.23
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 4.19)	**SHARES**	1,908,742,259	1,908,601,652	1,908,742,259	1,908,601,652

Notes to the financial statements form an integral part of these financial statements

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)

President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	-	74,811,775,948	(100,587,252,287)	261,494,528	102,490,023,766
Preferred shares converted into ordinary shares (Note 4.18)	2,133,450	(2,133,450)	-	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(671,468,893)	-	-	-	-	-	-	-	(671,468,893)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,659,672,716)	314,392,244	-	-	-	-	(3,345,280,472)
Foreign exchange adjustment	-	-	-	-	-	(84,104,376)	-	-	-	-	-	-	(84,104,376)
Net gain (loss) not recognised in the statement of income	2,133,450	(2,133,450)	-	-	(671,468,893)	(84,104,376)	(3,659,672,716)	314,392,244	-	-	-	-	(4,100,853,741)
Decrease retained earnings (deficit) (Note 4.23)	-	-	(25,775,476,339)	-	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-	-
Net income	-	-	-	-	-	-	-	-	-	-	17,620,174,667	-	17,620,174,667
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	-	671,468,893	-	671,468,893
The interim dividends payment (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,453,415,211)	-	(1,453,415,211)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	2,000,000,000	(2,000,000,000)	-	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	23,501,504	23,501,504
Ending balance as at December 31, 2004	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	284,996,032	115,250,899,878
Beginning balance as at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	284,996,032	115,250,899,878
Preferred shares converted into ordinary shares (Note 4.18)	1,316,550	(1,316,550)	-	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	(8,626,319)	3,950,968,911	-	-	-	-	-	-	-	3,942,342,592
Unrealized gains (losses) on investment	-	-	-	-	-	-	2,086,864,776	(254,057,888)	-	-	-	-	1,832,806,888
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	-	45,399,683
Foreign exchange adjustment	-	-	-	-	-	615,458,673	-	-	-	-	-	-	615,458,673
Net gain (loss) not recognised in the statement of income	1,316,550	(1,316,550)	-	(8,626,319)	3,950,968,911	615,458,673	2,086,864,776	(254,057,888)	45,399,683	-	-	-	6,436,007,836
Net income	-	-	-	-	-	-	-	-	-	-	20,306,045,748	-	20,306,045,748
Adjust Deferred Tax	-	-	-	-	-	-	-	-	-	-	(55,312,403)	-	(55,312,403)
Appropriation for the previous year													
Dividends paid (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,908,711,239)	-	(1,908,711,239)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-	-
Appropriation for the current year													
Interim dividends payment (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,431,533,429)	-	(1,431,533,429)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-	-
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	-	911,363,664	-	911,363,664
Realized increment of assets appraisal (Note 4.1.2.6)	-	-	-	-	-	-	-	-	-	-	8,197,338	-	8,197,338
Minority interest	-	-	-	-	-	-	-	-	-	-	-	291,247,396	291,247,396
Ending balance as at December 31, 2005	19,088,428,940	-	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	25,000,000,000	9,668,278,028	576,243,428	139,808,204,789

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	THE BANK'S FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance as at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	-	74,811,775,948	(100,587,252,287)	102,228,529,238
Preferred shares converted into ordinary shares (Note 4.18)	2,133,450	(2,133,450)	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(671,468,893)	-	-	-	-	-	-	(671,468,893)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,659,672,716)	314,392,244	-	-	-	(3,345,280,472)
Foreign exchange adjustment	-	-	-	-	-	(84,104,376)	-	-	-	-	-	(84,104,376)
Net gain (loss) not recognised in the statement of income	2,133,450	(2,133,450)	-	-	(671,468,893)	(84,104,376)	(3,659,672,716)	314,392,244	-	-	-	(4,100,853,741)
Decrease retained earnings (deficit) (Note 4.23)	-	-	(25,775,476,339)	-	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-
Net income	-	-	-	-	-	-	-	-	-	-	17,620,174,667	17,620,174,667
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	-	671,468,893	671,468,893
The interim dividends payment (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,453,415,211)	(1,453,415,211)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	2,000,000,000	(2,000,000,000)	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Ending balance as at December 31, 2004	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	114,965,903,846
Beginning balance as at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	114,965,903,846
Preferred shares converted into ordinary shares (Note 4.18)	1,316,550	(1,316,550)	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	(8,626,319)	3,950,968,911	-	-	-	-	-	-	3,942,342,592
Unrealized gains (losses) on investment	-	-	-	-	-	-	2,086,864,776	(254,057,888)	-	-	-	1,832,806,888
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	45,399,683
Foreign exchange adjustment	-	-	-	-	-	615,458,673	-	-	-	-	-	615,458,673
Net gain (loss) not recognised in the statement of income	1,316,550	(1,316,550)	-	(8,626,319)	3,950,968,911	615,458,673	2,086,864,776	(254,057,888)	45,399,683	-	-	6,436,007,836
Net income	-	-	-	-	-	-	-	-	-	-	20,306,045,748	20,306,045,748
Adjust Deferred Tax	-	-	-	-	-	-	-	-	-	-	(55,312,403)	(55,312,403)
Appropriation for the previous year												
Dividends (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,908,711,239)	(1,908,711,239)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-
Appropriation for the current year												
Interim dividends (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,431,533,429)	(1,431,533,429)
Legal reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-
Other reserve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	-	911,363,664	911,363,664
Realized increment of assets appraisal (Note 4.1.2.6)	-	-	-	-	-	-	-	-	-	-	8,197,338	8,197,338
Ending balance as at December 31, 2005	19,088,428,940	-	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	25,000,000,000	9,668,278,028	139,231,961,361

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	20,306,045,748	17,620,174,667	20,306,045,748	17,620,174,667
Items to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,855,355,189	5,260,507,537	1,770,132,611	5,163,882,881
Bad debt and doubtful accounts (reversal)	9,907,671,861	(5,900,962,472)	9,862,818,977	(5,902,930,956)
Loss on debt restructuring (reversal)	(5,554,315,423)	10,073,668,344	(5,554,315,423)	10,073,668,344
Loss (gain) on foreign exchange	(116,600,672)	(1,698,658,260)	(116,201,529)	(1,699,673,342)
Loss (gain) on disposal of assets	90,880,923	(288,208,245)	95,016,143	(283,102,742)
Unrealized loss (gain) on revaluation of trading securities	892,097	(51,460,605)	(190,847)	(51,460,605)
Unrealized loss on transfer - trading securities	46,399,479	-	46,399,479	-
Gain on disposal of securities for investment	(1,312,532,321)	(3,640,920,161)	(1,312,298,554)	(3,605,077,449)
Loss on impairment of investments	2,107,003,230	2,303,229,577	2,107,003,230	2,303,229,577
Loss on revaluation of land and premises	25,402,147	-	25,402,147	-
Equity in undistributed net loss (gain) of subsidiaries and associated companies	(265,303,803)	(335,602,314)	(433,545,152)	91,767,998
Dividend income from subsidiaries and associated companies	5,752,080	5,752,080	23,157,043	117,204,134
Damage claim expenses	54,616,625	80,107,334	54,616,625	80,107,334
Provision for contingencies expenses	720,000,000	-	720,000,000	-
Loss on impairment of properties foreclosed	1,131,041,078	1,805,517,519	1,072,716,185	1,169,453,950
Gain on reversal of impairment of properties foreclosed	(11,896,546)	(6,359,983)	-	-
Loss on impairment of other assets	165,789,493	42,769,506	162,128,669	39,834,543
Accrued interest receivable and dividend (increase) decrease	(479,835,197)	1,849,905,269	(598,388,706)	1,766,965,654
Accrued receivable - other decrease	81,523,055	36,744,904	205,504,920	7,399,415
Accrued interest payable increase (decrease)	276,543,182	(810,003,160)	281,143,861	(847,860,107)
Accrued other expenses increase	2,731,119,621	330,521,130	2,683,765,513	282,898,669
Minority interest in net income of subsidiaries	60,535,951	55,349,394	-	-
Income from operations before changes in operating assets and liabilities	31,826,087,797	26,732,072,061	31,400,910,940	26,326,481,965

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	1,464,387,005	(25,518,758,802)	2,592,565,537	(16,304,183,737)
Securities purchased under resale agreements	26,950,000,000	44,834,000,000	26,930,000,000	45,064,000,000
Current investments - trading securities	(3,091,476,527)	2,015,159,931	(3,023,347,987)	2,015,130,181
Loans	(30,832,813,440)	(120,253,558,869)	(29,566,693,368)	(121,603,825,206)
Properties foreclosed	2,695,715,057	2,742,528,473	2,854,166,086	2,867,888,657
Other assets	5,046,132,353	(2,995,855,581)	5,238,643,735	(4,373,498,762)
Operating liabilities increase (decrease)				
Interbank and money market items	11,283,259,047	1,491,434,952	11,002,770,493	(4,996,467,511)
Negotiable certificates of deposit	(2,822,224,370)	(13,002,900)	485,216,000	(36,000,000)
Deposits	(25,344,349,556)	72,085,354,922	(30,066,429,251)	71,237,555,203
Liabilities payable on demand	491,964,867	(2,624,228,770)	736,287,756	(2,706,319,493)
Other liabilities	2,160,960,077	927,188,320	1,636,486,693	5,564,741,243
Net cash provided by (used in) operating activities	19,827,642,310	(577,666,263)	20,220,576,634	3,055,502,540
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(111,562,478,785)	(153,286,724,995)	(111,126,101,280)	(153,430,426,141)
Proceeds from disposal of available for sale securities	107,877,004,867	212,287,084,898	107,641,439,763	209,020,998,426
Purchase of held to maturity debt securities	(55,551,626,447)	(56,488,061,064)	(54,241,864,148)	(55,268,905,211)
Proceeds from redemption of held to maturity debt securities	66,989,654,834	42,155,702,466	65,390,265,720	40,989,152,253
Purchase of general investments	(7,405,361,349)	(1,007,460,471)	(7,405,361,349)	(1,007,460,471)
Proceeds from disposal of general investments	4,796,804,202	2,709,301,415	4,795,397,952	2,707,615,010
Purchase of investments in subsidiaries and associated companies	-	-	-	(321,896,476)
Proceeds from disposal of investments in subsidiaries and associated companies	2,075,992,495	9,965,646	2,076,148,320	1,676,546
Purchase of premises, equipment and leasehold	(1,698,899,174)	(1,741,192,084)	(1,651,126,852)	(1,676,147,760)
Proceeds from disposal of premises, equipment and leasehold	18,794,411	303,579,473	8,087,995	295,753,184
Net cash provided by investing activities	5,539,885,054	44,942,195,284	5,486,886,121	41,310,359,360

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issued common stock and premium of common stock from minority interest	321,338,790	28,520,000	-	-
Cash paid for subordinated bonds extinguishment	(1,088,810,065)	(2,530,000,000)	(1,088,810,065)	(2,530,000,000)
Cash paid for redemption prior to the maturity of subordinated bonds	-	(7,111,500,000)	-	(7,111,500,000)
Cash paid for subordinated convertible bonds extinguishment	(4,388,500,000)	(9,767,989,760)	(4,388,500,000)	(9,767,989,760)
Cash paid for subordinated debentures cum preferred shares	(13,164,183,450)	-	(13,164,183,450)	-
Cash paid for redemption prior to the maturity of subordinated debentures cum preferred shares	-	(21,332,366,550)	-	(21,332,366,550)
Dividend paid	(3,340,244,668)	(1,520,763,158)	(3,340,244,668)	(1,453,415,212)
Dividend paid for minority interest	(14,894,949)	(67,347,946)	-	-
Net cash used in financing activities	(21,675,294,342)	(42,301,447,414)	(21,981,738,183)	(42,195,271,522)
Effect on cash due to changes in the exchange rates	(24,036,183)	43,556,553	(29,431,016)	45,336,252
Net increase in cash	3,668,196,839	2,106,638,160	3,696,293,556	2,215,926,630
Cash as at January 1,	30,553,309,059	28,379,322,953	30,455,876,023	28,239,949,393
Cash as at December 31,	34,221,505,898	30,485,961,113	34,152,169,579	30,455,876,023

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at December 31, 2005, the Bank has already performed loans reviews in accordance with the above notifications.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2005 and 2004, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited.

In September 2005, the Bank reduced the shareholding portion in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investments have been transferred to available-for-sale securities and general investments portfolio. Furthermore, the Bank will reduce the shareholding in the company according to the timeframe set by the Ministry of Finance.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance, and was renamed ACL Bank Public Company Limited.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at December 31, 2005 and 2004, the Bank has a total staff of 18,904 and 18,791, respectively.

2.1 The consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated statement of income for the year ended December 31, 2005 and the consolidated financial statements for the year ended December 31, 2004, included the accounts of all branches of the Bank and its seven subsidiaries and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.*

The consolidated balance sheet as at December 31, 2005, included its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited due to the Bank having sold such investment in April 2005.

In addition, the consolidated financial statements for the years ended December 31, 2005 and 2004 also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the year ended December 31, 2005 do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis and do not include the financial statements of Noble Place Company Limited in which the Bank had sold such investments during the year 2004. The consolidated financial statements for the year ended December 31, 2004 do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements for the year ended December 31, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unaudited due to the Bank had sold such investments in April 2005. The Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies. The Bank recognized interest in Bualuang Finance Company Limited indirectly through Asia Credit Public Company Limited and interest in Asia Credit Public Company Limited which was determined from the reviewed financial statements until end of September 2005 due to the Bank having sold investment in Asia Credit Public Company Limited in such month (See Note 1.2).

---

* Formerly Bualuang Securities Co., Ltd.

The Bank's financial statements for the year ended December 31, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

2.4 The Bank has reclassified the interbank and money market items for both assets and liabilities in balance sheet as at December 31, 2004, which are presented for comparison, to be more appropriate from previously presented.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities

and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presents investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 4.5).

3.6 Allowance for doubtful accounts

As at December 31, 2005 and 2004, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 39,671.2 million* and Baht 57,836.9 million,** respectively, in the consolidated financial statements and Baht 39,620.1 million* and Baht 57,701.6 million,*** respectively, in the Bank's financial statements (See Note 4.5.5).

As at December 31, 2005 and 2004, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 31,741.0 million and Baht 34,207.0 million, respectively, in the consolidated financial statements, and of Baht 31,496.4 million and Baht 33,964.7 million, respectively, in the Bank's financial statements (See Note 4.6).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 61.5 million.

** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.2 million.

*** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.0 million.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

Since July 2, 2004, the Bank has complied with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004.

Since July 1, 2005, the Bank has complied with the BOT's circular letter number ForSorWor. (21) Wor. 27/2548 regarding Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated March 29, 2005.

3.9 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income.

In 2002, condominiums were reappraised by independent professional appraisers according to the guidelines established by the BOT.

Land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT during January to March 2005 and recognized in the Bank's account in June 2005.

Land is stated at new appraised value. Premises are stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30 Years
Premises-newly constructed	20 Years
Equipment	5 Years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement (See Note 4.6).

For the transactions occurred from January 1, 2005 onwards, all of the legal expense paid for the prosecution of defaulting debtors were recorded as legal expense in the period occurred and cash received from repayment of debtors were recorded as other income.

For the year ended December 31, 2004, the legal expense paid in advance were written off for the amount that was determined to be irrecoverable.

3.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Provisions for contingencies

As at December 31, 2005, the Bank followed the BOT's circular letter number ThorPorThor. ForNorSor. (21) Wor. 2395/2548 regarding the Guidelines for off-balance sheet items reserve dated December 23, 2005, whereby the Bank has estimated reserve for off-balance sheet contingencies pursuant to the said guideline amounting to Baht 29.1 million.

Furthermore, in line with the conservatism and consistency principle, the Bank has taken into consideration the potential loss that may be incurred from all off-balance sheet contingency items in estimating the reserve for off-balance sheet contingencies. As at December 31, 2005, the Bank has set aside reserve for off-balance sheet contingencies amounting to Baht 720.0 million, which is in excess of the amount estimated pursuant to the BOT's guideline in the amount of Baht 690.9 million.

The Bank recognized the aforementioned reserve as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews reserve for off-balance sheet contingencies on a regular basis, and recognizes the change in the aforementioned reserve as an increase or decrease in other expenses.

3.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

3.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.16 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% and 3.0% or 5.0% of basic salary respectively for executive level and non-executive, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.17 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.18 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

3.19 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the year, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the years ended December 31, 2005 and 2004, since the exercise price of the convertible bonds was higher than the average market value for each year of ordinary shares, calculation of the diluted earnings per share is not affected.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash paid for interest and income tax for the years ended December 31, 2005 and 2004 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Interest	15,739.6	16,559.3	15,538.7	16,383.0
Income tax	611.2	628.5	438.3	392.4

4.1.2 Significant non-cash items are as follows :

4.1.2.1 For the year ended December 31, 2005, the Bank recorded an increase in unrealized gain on investment amounting to Baht 2,086.9 million. The Bank also recorded an increase in unrealized loss on investment amounting to Baht 254.1 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the year ended December 31, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 3,659.7 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 314.4 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

4.1.2.2 For the year ended December 31, 2005, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 1,859.3 million, Baht 256.6 million and Baht 4,811.1 million, respectively.

For the year ended December 31, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 492.5 million and Baht 6,567.0 million, respectively.

4.1.2.3 For the year ended December 31, 2005 and 2004, the Bank had revised up the non-negotiable promissory notes of TAMC balance amounting to Baht 126.2 million and 28.3 million, respectively (See Note 4.5.7).

4.1.2.4 For the years ended December 31, 2005 and 2004, the Bank recognized interest income on the right of the promissory notes on an accrual basis and

concurrently provided reserve for loss sharing from TAMC amounting to Baht 209.2 million and Baht 228.4 million, respectively.

4.1.2.5 For the years ended December 31, 2005 and 2004, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 911.4 million and Baht 671.5 million, respectively.

4.1.2.6 For the year ended December 31, 2005, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 34.0 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 8.2 million.

4.1.2.7 For the year ended December 31, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

4.1.2.8 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 4.23).

4.1.2.9 For the year ended December 31, 2004, as 2 companies held by the Bank had entered into a merger, the investments had been exchanged. The Bank, therefore, recorded the investment received from the exchange transaction at fair value on the exchange date. The Bank realized the difference between the fair value of the investment received and the book value of the investment given out as gain on sale of investment amounting to Baht 379.1 million.

4.1.2.10 On October 7, 2005 and July 7, 2004, the Bank had converted preferred shares into ordinary shares at the par value of those shares and registered the conversion with the Ministry of Commerce amounting to Baht 1.3 million and Baht 2.1 million, respectively (See Note 4.19.3).

4.1.2.11 For the year ended December 31, 2004, the Bank has recorded certain investment in receivable previously recorded as investment, to loan amounting to Baht 54.1 million due to the fact that the Bank had restructured the aforementioned debtor.

4.1.2.12 In the fourth quarter, 2004, the rehabilitation plan of a debtor of the Bank had been affirmed by the Central Bankruptcy Court. The enforcement of such plan will lead to an impairment of investment in the debtor's company held by the Bank. As a result, the Bank had written off its investment in such company against allowance for doubtful accounts provided for such debtor amounting to Baht 3,224.0 million (See Note 4.4).

4.1.2.13 For the year ended December 31, 2005, the Bank had exercised its rights to convert investment in convertible bonds to investment in common shares amounting to Baht 282.0 million.

4.1.2.14 From the 2005 land and premises reappraisal, the Bank has a revaluation increase on unrealized increment per land appraisal amounting to Baht 805.2 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 39.6 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 509.2 million; and a loss on revaluation amounting to Baht 248.3 million.

The Bank has a revaluation increase on unrealized increment per premises appraisal amounting to Baht 4,840.7 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 206.4 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 16.1 million; and a loss on revaluation amounting to Baht 23.1 million.

4.1.2.15 For the year ended December 31, 2005, the Bank had entered into a transaction to trade-in certain fixed assets with a net book value amounting to Baht 125.6 million for fixed assets with a cost value amounting to Baht 122.0 million. The Bank recorded the said transaction as other creditors amounting to Baht 94.0 million and recognized a loss on the disposal of assets amounting to Baht 97.6 million.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	10,741.7	4.5	10,746.2	7,521.3	30.9	7,552.2
Commercial banks	151.6	2,984.9	3,136.5	180.0	3,500.6	3,680.6
Other banks	2.5	-	2.5	3.3	700.0	703.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	320.0	668.6	988.6	95.0	1,692.9	1,787.9
Other financial institutions	104.6	3,086.0	3,190.6	-	3,650.8	3,650.8
Total	11,320.4	6,744.0	18,064.4	7,799.6	9,575.2	17,374.8
Add Accrued interest receivables	0.0	17.7	17.7	-	3.6	3.6
Less Allowance for doubtful accounts	-	(51.6)	(51.6)	-	(56.5)	(56.5)
Total domestic items	11,320.4	6,710.1	18,030.5	7,799.6	9,522.3	17,321.9
Foreign items						
USD	3,346.6	87,308.4	90,655.0	3,382.8	88,436.9	91,819.7
JPY	4,707.1	725.9	5,433.0	5,188.1	221.4	5,409.5
Others	1,930.7	13,723.4	15,654.1	2,236.4	14,498.2	16,734.6
Total	9,984.4	101,757.7	111,742.1	10,807.3	103,156.5	113,963.8
Add Accrued interest receivables	0.0	143.6	143.6	0.1	312.4	312.5
Less Allowance for doubtful accounts	-	(10.3)	(10.3)	0.0	(0.7)	(0.7)
Total foreign items	9,984.4	101,891.0	111,875.4	10,807.4	103,468.2	114,275.6
Total domestic and foreign items	21,304.8	108,601.1	129,905.9	18,607.0	112,990.5	131,597.5

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	10,741.7	4.5	10,746.2	7,520.4	30.9	7,551.3
Commercial banks	35.1	2,984.9	3,020.0	52.4	3,500.6	3,553.0
Other banks	2.5	-	2.5	3.3	700.0	703.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	-	340.0	340.0	-	1,404.8	1,404.8
Other financial Institutions	104.6	3,086.0	3,190.6	-	3,650.8	3,650.8
Total	10,883.9	6,415.4	17,299.3	7,576.1	9,287.1	16,863.2
Add Accrued interest receivables	0.0	16.5	16.5	-	3.4	3.4
Less Allowance for doubtful accounts	-	(51.6)	(51.6)	-	(56.5)	(56.5)
Total domestic items	10,883.9	6,380.3	17,264.2	7,576.1	9,234.0	16,810.1
Foreign items						
USD	3,338.2	87,361.8	90,700.0	3,382.1	88,436.9	91,819.0
JPY	4,707.1	725.9	5,433.0	5,188.1	221.4	5,409.5
Others	1,722.8	11,402.3	13,125.1	2,013.0	13,045.2	15,058.2
Total	9,768.1	99,490.0	109,258.1	10,583.2	101,703.5	112,286.7
Add Accrued interest receivables	0.0	140.8	140.8	0.1	311.5	311.6
Less Allowance for doubtful accounts	-	(9.8)	(9.8)	0.0	(0.5)	(0.5)
Total foreign items	9,768.1	99,621.0	109,389.1	10,583.3	102,014.5	112,597.8
Total domestic and foreign items	20,652.0	106,001.3	126,653.3	18,159.4	111,248.5	129,407.9

As at December 31, 2004, the Bank had impaired loans to financial institutions amounting to Baht 3.5 million.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Government bonds and Bank of Thailand bonds	5,100.0	32,340.0	5,100.0	32,030.0
Total	5,100.0	32,340.0	5,100.0	32,030.0

4.4 Investments

4.4.1 As at December 31, 2005 and 2004, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Trading securities	116.1	272.9	49.0	272.9
Available-for-sale securities	196,903.2	188,245.5	196,081.8	187,817.7
Held-to-maturity debt securities	96,381.3	104,541.4	94,830.8	102,749.3
General investments	12,399.3	6,005.8	12,381.3	5,988.3
Investments in subsidiaries and associated companies (Note 4.4.2)	232.9	2,148.3	6,760.1	8,923.6
Total investments, net	306,032.8	301,213.9	310,103.0	305,751.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	48.9	0.1	-	49.0
Domestic marketable equity securities	68.2	-	(1.1)	67.1
Total	117.1	0.1	(1.1)	116.1
Add (less) Revaluation allowance	(1.0)			-
Total	116.1			116.1
Available-for-sale securities				
Government and state enterprise securities	87,360.9	24.3	(354.8)	87,030.4
Private enterprise debt securities	2,301.5	9.6	(6.4)	2,304.7
Foreign debt securities	1,263.8	0.9	(1.5)	1,263.2
Total	90,926.2	34.8	(362.7)	90,598.3
Add (less) Revaluation allowance	(327.9)			-
Less Allowance for impairment	-			-
Total	90,598.3			90,598.3
Held-to-maturity debt securities				
Government and state enterprise securities	48,856.9	109.0	(166.6)	48,799.3
Private enterprise debt securities	294.1	0.1	-	294.2
Foreign debt securities	1,955.0	0.8	(0.3)	1,955.5
Total	51,106.0	109.9	(166.9)	51,049.0
Less Allowance for impairment	-			-
Total	51,106.0			51,049.0
Total current investments, net	141,820.4			141,763.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	79,342.4	172.4	(3,102.1)	76,412.7
Private enterprise debt securities	7,763.3	134.5	(168.5)	7,729.3
Foreign debt securities	2,052.2	7.8	(3.9)	2,056.1
Domestic marketable equity securities	8,627.1	5,249.5	(935.8)	12,940.8
Foreign marketable equity securities	829.5	746.7	-	1,576.2
Securities transferred to subsidiary (Note 3.4)	695.9	4,893.9	-	5,589.8
Total	99,310.4	11,204.8	(4,210.3)	106,304.9
Add (less) Revaluation allowance	9,731.5			-
Less Allowance for impairment	(2,737.0)			-
Total	106,304.9			106,304.9
Held-to-maturity debt securities				
Government and state enterprise securities	42,284.2	50.8	(838.0)	41,497.0
Private enterprise debt securities	1,128.5	64.8	(2.9)	1,190.4
Foreign debt securities	1,862.6	27.6	(0.4)	1,889.8
Total	45,275.3	143.2	(841.3)	44,577.2
Less Allowance for impairment	-			-
Total	45,275.3			44,577.2
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,714.1			9,994.7
Foreign non-marketable equity securities	2,074.0			2,083.4
Total regular equity securities	9,788.1			12,078.1
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			17.7
Non-listed securities	5,276.0			7,398.5
Total	5,279.0			7,416.2
Foreign non-marketable equity securities	204.3			187.8
Total equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,271.4			19,682.1
Add (less) Allowance for transferred of investments	13.5			-
Less Allowance for impairment	(2,885.6)			-
Total	12,399.3			19,682.1
Total long-term investments, net	163,979.5			170,564.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	273.2	0.1	(0.4)	272.9
Total	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities				
Government and state enterprise securities	74,119.9	109.3	(87.3)	74,141.9
Private enterprise debt securities	1,742.6	12.5	(184.1)	1,571.0
Foreign debt securities	982.1	0.8	(0.3)	982.6
Total	76,844.6	122.6	(271.7)	76,695.5
Add (less) Revaluation allowance	(149.1)			-
Total	76,695.5			76,695.5
Held-to-maturity debt securities				
Government and state enterprise securities	49,995.5	157.9	(82.5)	50,070.9
Private enterprise debt securities	372.2	2.6	(0.1)	374.7
Foreign debt securities	7,963.4	7.5	(11.7)	7,959.2
Total	58,331.1	168.0	(94.3)	58,404.8
Less Allowance for impairment	-			-
Total	58,331.1			58,404.8
Total current investments, net	135,299.5			135,373.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	86,617.0	817.3	(1,561.2)	85,873.1
Private enterprise debt securities	9,198.9	226.5	(70.7)	9,354.7
Foreign debt securities	2,628.2	37.3	(2.6)	2,662.9
Domestic marketable equity securities	4,771.7	5,121.0	(568.9)	9,323.8
Foreign marketable equity securities	788.5	228.7	-	1,017.2
Investments in receivables	24.9	6.0	-	30.9
Securities transferred to subsidiary (Note 3.4)*	695.9	2,591.5	-	3,287.4
Total	104,725.1	9,028.3	(2,203.4)	111,550.0
Add (less) Revaluation allowance	7,725.9			-
Less Allowance for impairment	(901.0)			-
Total	111,550.0			111,550.0
Held-to-maturity debt securities				
Government and state enterprise securities	43,101.6	443.6	(488.2)	43,057.0
Private enterprise debt securities	991.2	16.1	-	1,007.3
Foreign debt securities	2,117.5	54.1	-	2,171.6
Total	46,210.3	513.8	(488.2)	46,235.9
Less Allowance for impairment	-			-
Total	46,210.3			46,235.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,009.1			6,450.2
Foreign non-marketable equity securities**	1,098.6			1,109.3
Total regular equity securities	6,107.7			7,559.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	79.2			78.8
Non-listed securities	2,521.8			2,666.1
Total	2,601.0			2,744.9
Foreign non-marketable equity securities**	192.5			192.5
Total equity securities received through debt restructuring	2,793.5			2,937.4
Total	8,901.2			10,496.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,895.5)			-
Total	6,005.8			10,496.9
Total long-term investments, net	163,766.1			168,282.8

* Refer to page 25 for more explanation.

** The Bank has reclassified the general investments items, to be more appropriate from previously disclosed.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	48.9	0.1	-	49.0
Total	48.9	0.1	-	49.0
Add (less) Revaluation allowance	0.1			-
Total	49.0			49.0
Available-for-sale securities				
Government and state enterprise securities	87,360.9	24.3	(354.8)	87,030.4
Private enterprise debt securities	2,301.5	9.6	(6.4)	2,304.7
Foreign debt securities	1,029.1	-	(1.1)	1,028.0
Total	90,691.5	33.9	(362.3)	90,363.1
Add (less) Revaluation allowance	(328.4)			-
Less Allowance for impairment	-			-
Total	90,363.1			90,363.1
Held-to-maturity debt securities				
Government and state enterprise securities	48,676.9	109.0	(166.6)	48,619.3
Private enterprise debt securities	294.1	0.1	-	294.2
Foreign debt securities	1,508.6	0.7	(0.1)	1,509.2
Total	50,479.6	109.8	(166.7)	50,422.7
Less Allowance for impairment	-			-
Total	50,479.6			50,422.7
Total current investments, net	140,891.7			140,834.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	79,342.4	172.4	(3,102.1)	76,412.7
Private enterprise debt securities	7,763.3	134.5	(168.5)	7,729.3
Foreign debt securities	1,467.9	5.3	(2.8)	1,470.4
Domestic marketable equity securities	8,627.1	5,249.5	(935.8)	12,940.8
Foreign marketable equity securities	829.5	746.2	-	1,575.7
Securities transferred to subsidiary (Note 3.4)	695.9	4,893.9	-	5,589.8
Total	98,726.1	11,201.8	(4,209.2)	105,718.7
Add (less) Revaluation allowance	9,729.6			-
Less Allowance for impairment	(2,737.0)			-
Total	105,718.7			105,718.7
Held-to-maturity debt securities				
Government and state enterprise securities	42,284.2	50.8	(838.0)	41,497.0
Private enterprise debt securities	1,128.5	64.8	(2.9)	1,190.4
Foreign debt securities	938.5	13.6	-	952.1
Total	44,351.2	129.2	(840.9)	43,639.5
Less Allowance for impairment	-			-
Total	44,351.2			43,639.5
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,705.7			9,981.2
Foreign non-marketable equity securities	2,058.2			2,033.7
Total regular equity securities	9,763.9			12,014.9
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			17.7
Non-listed securities	5,276.0			7,398.5
Total	5,279.0			7,416.2
Foreign non-marketable equity securities	204.3			187.8
Total equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,247.2			19,618.9
Add (less) Allowance for transferred of investments	13.5			-
Less Allowance for impairment	(2,879.4)			-
Total	12,381.3			19,618.9
Total long-term investments, net	162,451.2			168,977.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	273.2	0.1	(0.4)	272.9
Total	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities				
Government and state enterprise securities	74,089.8	109.3	(87.2)	74,111.9
Private enterprise debt securities	1,737.1	12.5	(184.1)	1,565.5
Foreign debt securities	911.9	0.8	(0.3)	912.4
Total	76,738.8	122.6	(271.6)	76,589.8
Add (less) Revaluation allowance	(149.0)			-
Total	76,589.8			76,589.8
Held-to-maturity debt securities				
Government and state enterprise securities	49,937.7	157.9	(82.5)	50,013.1
Private enterprise debt securities	372.2	2.6	(0.1)	374.7
Foreign debt securities	7,512.9	5.0	(11.7)	7,506.2
Total	57,822.8	165.5	(94.3)	57,894.0
Less Allowance for impairment	-			-
Total	57,822.8			57,894.0
Total current investments, net	134,685.5			134,756.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	86,596.4	817.3	(1,561.0)	85,852.7
Private enterprise debt securities	9,478.9	226.5	(70.7)	9,634.7
Foreign debt securities	2,071.2	13.5	(2.6)	2,082.1
Domestic marketable equity securities	4,771.7	5,121.0	(568.9)	9,323.8
Foreign marketable equity securities	788.5	227.8	-	1,016.3
Investments in receivables	24.9	6.0	-	30.9
Securities transferred to subsidiary (Note 3.4)*	695.9	2,591.5	-	3,287.4
Total	104,427.5	9,003.6	(2,203.2)	111,227.9
Add (less) Revaluation allowance	7,701.4			-
Less Allowance for impairment	(901.0)			-
Total	111,227.9			111,227.9
Held-to-maturity debt securities				
Government and state enterprise securities	43,101.6	443.6	(488.2)	43,057.0
Private enterprise debt securities	991.2	16.1	-	1,007.3
Foreign debt securities	833.7	22.5	-	856.2
Total	44,926.5	482.2	(488.2)	44,920.5
Less Allowance for impairment	-			-
Total	44,926.5			44,920.5
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,999.2			6,436.2
Foreign non-marketable equity securities**	1,083.7			1,065.9
Total regular equity securities	6,082.9			7,502.1
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	79.2			78.8
Non-listed securities	2,521.8			2,666.1
Total	2,601.0			2,744.9
Foreign non-marketable equity securities**	192.5			192.5
Total equity securities received through debt restructuring	2,793:5			2,937.4
Total	8,876.4			10,439.5
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,888.2)			-
Total	5,988.3			10,439.5
Total long-term investments, net	162,142.7			166,587.9

* Refer to page 25 for more explanation.

** The Bank has reclassified the general investments items, to be more appropriate from previously disclosed.

Investments classified in accordance with the notification of the BOT as at December 31, 2005 and 2004 are presented in Note 4.5.8.

As at December 31, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd.* and Tri Eagles Co., Ltd.

As at December 31, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

For the years ended December 31, 2005 and 2004, the Bank has set aside allowances for impairment of investments amounting to Baht 2,107.0 million and Baht 2,303.2 million, respectively.

As at December 31, 2005 and 2004, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 20,513.6 and Baht 23,083.4 million, respectively (See Note 4.5.7).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets (See Note 4.34).

* Formerly Tuntex Petrochemical (Thailand) Public Co., Ltd.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity securities as at December 31, 2005 and 2004 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	2005			
	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	87,360.9	65,684.4	13,658.0	166,703.3
Private enterprise debt securities	2,301.5	6,422.1	1,341.2	10,064.8
Foreign debt securities	1,263.8	1,929.3	122.9	3,316.0
Total	90,926.2	74,035.8	15,122.1	180,084.1
Add (less) Revaluation allowance	(327.9)	(683.6)	(24.3)	(1,035.8)
Less Allowance for impairment	-	(1,554.7)	(697.2)	(2,251.9)
Total	90,598.3	71,797.5	14,400.6	176,796.4
Held-to-maturity debt securities				
Government and state enterprise securities	48,856.9	18,986.3	23,297.9	91,141.1
Private enterprise debt securities	294.1	428.5	700.0	1,422.6
Foreign debt securities	1,955.0	1,828.1	34.5	3,817.6
Total	51,106.0	21,242.9	24,032.4	96,381.3
Less Allowance for impairment	-	-	-	-
Total	51,106.0	21,242.9	24,032.4	96,381.3
Total debt securities	141,704.3	93,040.4	38,433.0	273,177.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2004			
	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	74,119.9	66,207.1	20,409.9	160,736.9
Private enterprise debt securities	1,742.6	8,084.0	1,114.9	10,941.5
Foreign debt securities	982.1	2,509.4	118.8	3,610.3
Total	76,844.6	76,800.5	21,643.6	175,288.7
Add (less) Revaluation allowance	(149.1)	169.6	(231.9)	(211.4)
Less Allowance for impairment	-	(158.2)	(332.9)	(491.1)
Total	76,695.5	76,811.9	21,078.8	174,586.2
Held-to-maturity debt securities				
Government and state enterprise securities	49,995.5	13,318.6	29,783.0	93,097.1
Private enterprise debt securities	372.2	991.2	-	1,363.4
Foreign debt securities	7,963.4	2,098.4	19.1	10,080.9
Total	58,331.1	16,408.2	29,802.1	104,541.4
Less Allowance for impairment	-	-	-	-
Total	58,331.1	16,408.2	29,802.1	104,541.4
Total debt securities	135,026.6	93,220.1	50,880.9	279,127.6

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	87,360.9	65,684.4	13,658.0	166,703.3
Private enterprise debt securities	2,301.5	6,422.1	1,341.2	10,064.8
Foreign debt securities	1,029.1	1,345.0	122.9	2,497.0
Total	90,691.5	73,451.5	15,122.1	179,265.1
Add (less) Revaluation allowance	(328.4)	(685.0)	(24.3)	(1,037.7)
Less Allowance for impairment	-	(1,554.7)	(697.2)	(2,251.9)
Total	90,363.1	71,211.8	14,400.6	175,975.5
Held-to-maturity debt securities				
Government and state enterprise securities	48,676.9	18,986.3	23,297.9	90,961.1
Private enterprise debt securities	294.1	428.5	700.0	1,422.6
Foreign debt securities	1,508.6	904.2	34.3	2,447.1
Total	50,479.6	20,319.0	24,032.2	94,830.8
Less Allowance for impairment	-	-	-	-
Total	50,479.6	20,319.0	24,032.2	94,830.8
Total debt securities	140,842.7	91,530.8	38,432.8	270,806.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2004			
	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	74,089.8	66,186.5	20,409.9	160,686.2
Private enterprise debt securities	1,737.1	8,364.0	1,114.9	11,216.0
Foreign debt securities	911.9	1,952.4	118.8	2,983.1
Total	76,738.8	76,502.9	21,643.6	174,885.3
Add (less) Revaluation allowance	(149.0)	146.0	(231.9)	(234.9)
Less Allowance for impairment	-	(158.2)	(332.9)	(491.1)
Total	76,589.8	76,490.7	21,078.8	174,159.3
Held-to-maturity debt securities				
Government and state enterprise securities	49,937.7	13,318.6	29,783.0	93,039.3
Private enterprise debt securities	372.2	991.2	-	1,363.4
Foreign debt securities	7,512.9	814.6	19.1	8,346.6
Total	57,822.8	15,124.4	29,802.1	102,749.3
Less Allowance for impairment	-	-	-	-
Total	57,822.8	15,124.4	29,802.1	102,749.3
Total debt securities	134,412.6	91,615.1	50,880.9	276,908.6

4.4.2 As at December 31, 2005 and 2004, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2005

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	- *	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1 *	-	-
PCC Capital Co., Ltd. **	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	50.0	30.82%	-	-	-
Total					72.9	232.9	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	232.9	

* Net of investment diminution

** Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not applied the equity method for such investment.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.*	Finance	Ordinary share	60.0	26.59%	-**	40.3	1.6
Processing Center Co., Ltd.*	Service	Ordinary share	10.0	30.82%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.*	Manufacturing	Ordinary share	194.3	46.86%	45.8**	-	-
Thai Polymer Textile Co., Ltd.*	Manufacturing	Ordinary share	472.0	45.33%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.*	Manufacturing	Ordinary share	71.8	41.80%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,715.5***	-
Asia Credit Securities Co., Ltd.****	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd.*****	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*****	Service	Ordinary share	50.0	30.82%	-	-	-
Total					2,518.9	2,916.3	
Less Allowance for impairment					-	(768.0)	
Investments in associated companies, net					2,518.9	2,148.3	

* The Bank had changed the percentage interest by including indirect holdings, to be more appropriate from previously disclosed, but the Bank did not recognized interest for the indirect holdings portion.

** Net of investment diminution

*** Net of goodwill amortization

**** Being associated company of the Bank through indirect holdings of other associated company, and the Bank recognized interest in indirect holdings investment under equity method by presenting included in its direct associated company.

***** Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not applied the equity method for such investment.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	723.7	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,577.0	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,486.6	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	64.9	6.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	675.0	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	- *	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1 *	-	-
PCC Capital Co., Ltd. **	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	50.0	30.82%	-	-	-
Total					5,979.5	6,760.1	
<u>Less</u> Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	6,760.1	

* Net of investment diminution

** Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not applied the equity method for such investment.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	670.3	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,245.3	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,627.0	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	889.9	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	56.00%	53.0	58.2	6.7
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	264.0	61.29%	325.4	284.6	104.7
Associated companies							
BSL Leasing Co., Ltd.*	Finance	Ordinary share	60.0	26.59%	-**	40.3	1.6
Processing Center Co., Ltd.*	Service	Ordinary share	10.0	30.82%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.*	Manufacturing	Ordinary share	194.3	46.86%	45.8**	-	-
Thai Polymer Textile Co., Ltd.*	Manufacturing	Ordinary share	472.0	45.33%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.*	Manufacturing	Ordinary share	71.8	41.80%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,715.5***	-
Asia Credit Securities Co., Ltd.****	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd.*****	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*****	Service	Ordinary share	50.0	30.82%	-	-	-
Total					8,857.3	9,691.6	
Less Allowance for impairment					-	(768.0)	
Investments in subsidiaries and associated companies, net					8,857.3	8,923.6	

* The Bank had changed the percentage interest by including indirect holdings, to be more appropriate from previously disclosed, but the Bank did not recognized interest for the indirect holdings portion.

** Net of investment diminution

*** Net of goodwill amortization

**** Being associated company of the Bank through indirect holdings of other associated company, and the Bank recognized interest in indirect holdings investment under equity method by presenting included in its direct associated company.

***** Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not applied the equity method for such investment.

As at December 31, 2005 and 2004, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004*	2005	2004*
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,826.0	896.9	3,826.0	896.9
Real estate and construction	472.2	290.4	472.2	290.4
Utilities and services	6,594.7	3,442.8	6,594.7	3,442.8
Others	2,633.5	436.6	2,633.5	436.6
Total	13,526.4	5,066.7	13,526.4	5,066.7

Gains and losses related to investments included in statement of income for the years ended December 31, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2005		2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	21.6	(6.8)	32.9	(54.0)
Gains (losses) on sales of available-for-sale securities	250.3	(47.4)	2,116.5	(279.6)
Gains (losses) on sales of general investments	603.8	(19.9)	1,777.7	(0.6)
Gains (losses) on sales of investments in subsidiaries and associated companies	485.2	-	-	(2.0)
Unrealized gains (losses) on revaluation of trading securities	0.3	(1.2)	52.7	(1.2)
Losses on impairment of investments	-	(2,107.0)	-	(2,303.2)
Gains (losses) on debt redemption of available-for-sale securities	25.4	-	11.7	(12.9)
Gains on debt redemption of held-to-maturity debt securities	-	-	2.0	-
Gains on capital recovery from equity securities of general investments	9.2	-	13.1	-
Gains on capital recovery from equity securities of investments in associated companies	-	-	16.0	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-
Unrealized losses on transfer of debt securities trading to available-for-sale securities	-	(14.1)	-	-
Unrealized losses on transfer of debt securities trading to held-to-maturity debt securities	-	(32.3)	-	-

* The Bank has corrected the 2004 numbers from previously disclosed.

	Million Baht			
	THE BANK'S FINANCIAL STATEMENTS			
	2005		2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	18.5	(5.6)	32.9	(51.5)
Gains (losses) on sales of available-for-sale securities	250.3	(47.4)	2,074.2	(276.1)
Gains (losses) on sales of general investments	603.8	(19.9)	1,777.7	(0.6)
Gains on sales of investments in subsidiaries and associated companies	485.2	-	-	-
Unrealized gains (losses) on revaluation of trading securities	0.3	(0.1)	52.7	(1.2)
Losses on impairment of investments	-	(2,107.0)	-	(2,303.2)
Gains (losses) on debt redemption of available-for-sale securities	25.4	-	11.7	(12.9)
Gains on debt redemption of held-to-maturity debt securities	-	-	2.0	-
Gains on capital recovery from equity securities of general investments	9.2	-	13.1	-
Gains on capital recovery from equity securities of investments in associated companies	-	-	16.0	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-
Unrealized losses on transfer of debt securities trading to available-for-sale securities	-	(14.1)	-	-
Unrealized losses on transfer of debt securities trading to held-to-maturity debt securities	-	(32.3)	-	-

As at December 31, 2005, the Bank had investments in 28 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2004, the Bank had investments in 27 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2005, the Bank had investments in 14 listed companies that are under SET delisting criteria amounting to Baht 1,860.9 million with the fair value of Baht 1,752.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

As at December 31, 2004, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 167.6 million with the fair value of Baht 56.5 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

In the fourth quarter of 2004, the Central Bankruptcy Court affirmed the rehabilitation plan of a debtor of the Bank. The plan calls for the repayment of debt to creditors by various methods including the issuance of new share capital by the debtor and the sale of its shares held by the creditors as a result of previous debt restructuring agreement, or repayment by a debt for equity conversion, whichever is applicable. Such transaction would have led to an impairment of the Bank's investment in the debtor company arising from the previous debt restructuring agreement. As a result, the Bank had written off its investment in such company amounting to Baht 3,224.0 million against the allowance for doubtful accounts previously recorded for such debtor.

In the fourth quarter of 2005, the aforementioned debtor had proceeded with the rehabilitation plan. In connection therewith, the Bank had surrendered the shares received from the previous debt restructuring agreement and received partial repayment of the company's debt. Furthermore, the Bank purchased shares in the said company amounting to Baht 1,636.1 million as allocated to the creditors according to the rehabilitation plan. The Bank is prohibited from selling, transferring, pledging or making any commitments regarding such shares for 24 months from December 13, 2005.

4.5 Loans and accrued interest receivable

As at December 31, 2005 and 2004, the Bank had impaired loans amounting to Baht 100,573.1 million and Baht 158,675.7 million, respectively.

4.5.1 Classified by product type as at December 31, 2005 and 2004 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Overdrafts	104,311.0	116,817.0	103,254.7	115,828.3
Loans	575,850.3	579,116.0	573,792.7	574,204.9
Bills	229,858.8	237,860.7	234,499.7	242,290.1
Hire purchase receivables	-	23.3	-	-
Others	456.2	617.0	456.2	617.0
Total	910,476.3	934,434.0	912,003.3	932,940.3
Add Accrued interest receivable	2,080.0	1,221.8	2,087.7	1,202.1
Less Allowance for doubtful accounts	(71,433.0)	(92,063.6)	(71,137.3)	(91,686.0)
Revaluation allowance for debt restructuring	(8,445.3)	(17,679.9)	(8,445.3)	(17,679.9)
Total	832,678.0	825,912.3	834,508.4	824,776.5

4.5.2 Classified by remaining maturity as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Up to 1 year*	546,625.4	576,651.6	549,069.3	578,314.2
Over 1 year	363,850.9	357,782.4	362,934.0	354,626.1
Total	910,476.3	934,434.0	912,003.3	932,940.3
Add Accrued interest receivable	2,080.0	1,221.8	2,087.7	1,202.1
Total	912,556.3	935,655.8	914,091.0	934,142.4

4.5.3 Classified by currency and customer's residence as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	756,431.9	1,994.1	758,426.0	785,750.1	5,718.0	791,468.1
USD	32,557.7	64,357.1	96,914.8	37,902.7	57,351.8	95,254.5
Others	5,725.0	49,410.5	55,135.5	9,362.5	38,348.9	47,711.4
	794,714.6	115,761.7	910,476.3	833,015.3	101,418.7	934,434.0
Add Accrued interest receivable			2,080.0			1,221.8
Total			912,556.3			935,655.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	765,116.4	1,994.1	767,110.5	790,538.1	5,718.0	796,256.1
USD	32,557.6	64,208.3	96,765.9	37,902.7	57,285.5	95,188.2
Others	5,725.0	42,401.9	48,126.9	9,362.5	32,133.5	41,496.0
	803,399.0	108,604.3	912,003.3	837,803.3	95,137.0	932,940.3
Add Accrued interest receivable			2,087.7			1,202.1
Total			914,091.0			934,142.4

* Including past-due contracts

4.5.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2005 and 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	16,233.1	272.3	207.9	422.4	1,580.7	18,716.4
Manufacturing and commercial	464,920.4	9,908.4	9,301.6	17,211.6	35,552.3	536,894.3
Real estate and construction	50,169.9	4,667.6	880.8	5,056.3	9,871.1	70,645.7
Utilities and services	109,039.7	707.3	993.5	2,340.0	4,966.7	118,047.2
Housing loans	77,672.0	941.4	483.3	943.7	6,546.4	86,586.8
Others	72,037.1	3,134.2	880.6	377.4	3,156.6	79,585.9
	790,072.2	19,631.2	12,747.7	26,351.4	61,673.8	910,476.3
Add Accrued interest receivable						2,080.0
Total						912,556.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,512.0	1,018.4	187.1	180.4	2,757.3	19,655.2
Manufacturing and commercial	446,847.0	13,987.3	17,070.6	42,860.4	43,795.9	564,561.2
Real estate and construction	56,452.1	4,869.6	1,213.8	2,042.4	14,975.9	79,553.8
Utilities and services	110,080.3	817.0	607.6	6,181.3	8,166.7	125,852.9
Housing loans	63,490.1	1,000.3	521.8	594.4	12,033.5	77,640.1
Others	57,916.4	3,374.7	240.7	2,112.9	3,526.1	67,170.8
	750,297.9	25,067.3	19,841.6	53,971.8	85,255.4	934,434.0
Add Accrued interest receivable						1,221.8
Total						935,655.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,845.3	272.3	207.9	422.4	1,567.3	18,315.2
Manufacturing and commercial	459,304.1	9,908.4	9,274.0	17,211.6	35,427.6	531,125.7
Real estate and construction	49,876.0	4,667.6	880.8	5,056.3	9,869.5	70,350.2
Utilities and services	108,805.3	707.3	993.5	2,340.0	4,966.7	117,812.8
Housing loans	77,543.4	941.4	481.1	940.4	6,521.2	86,427.5
Others	80,425.0	3,134.2	880.6	377.4	3,154.7	87,971.9
	791,799.1	19,631.2	12,717.9	26,348.1	61,507.0	912,003.3
Add Accrued interest receivable						2,087.7
Total						914,091.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,016.1	1,016.9	164.5	180.4	2,743.3	19,121.2
Manufacturing and commercial	441,264.8	13,920.6	17,046.6	42,844.7	43,635.5	558,712.2
Real estate and construction	54,928.4	4,837.3	1,195.3	2,042.4	14,929.7	77,933.1
Utilities and services	109,273.3	788.4	607.6	6,176.6	8,165.7	125,011.6
Housing loans	62,800.6	982.4	512.1	583.8	11,996.5	76,875.4
Others	66,069.1	3,370.2	240.2	2,112.9	3,494.4	75,286.8
	749,352.3	24,915.8	19,766.3	53,940.8	84,965.1	932,940.3
Add Accrued interest receivable						1,202.1
Total						934,142.4

4.5.5 As at December 31, 2005 and 2004, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	791,980.8	355,963.3	1	3,559.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,760.1	4,338.7	20	867.8
Doubtful	26,351.4	8,518.2	50	4,259.1
Doubtful of loss	61,674.0	28,625.1	100	30,885.1
Total	912,556.3	402,423.3		39,671.2
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,741.0
Total				71,412.2*

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	751,361.3	388,106.7	1	3,882.1
Special mentioned	25,202.7	7,840.8	2	159.6
Substandard	19,864.6	6,395.6	20	1,279.3
Doubtful	53,971.7	27,506.9	50	13,753.4
Doubtful of loss	85,255.5	36,337.4	100	38,762.5
Total	935,655.8	466,187.4		57,836.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				34,207.0
Total				92,043.9**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million (See Note 4.6).

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million (See Note 4.6).

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	793,715.5	359,862.7	1	3,598.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,730.3	4,308.9	20	861.8
Doubtful	26,348.1	8,514.9	50	4,257.4
Doubtful of loss	61,507.1	28,542.7	100	30,802.7
Total	914,091.0	406,207.2		39,620.1
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,496.4
Total				71,116.5*

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	750,397.1	392,006.1	1	3,920.0
Special mentioned	25,050.8	7,812.8	2	156.3
Substandard	19,788.7	6,390.8	20	1,278.2
Doubtful	53,940.8	27,504.7	50	13,752.4
Doubtful of loss	84,965.1	36,169.6	100	38,594.7
Total	934,142.5	469,884.0		57,701.6
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				33,964.7
Total				91,666.3**

As at December 31, 2005 and 2004, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Unearned discounts	313.5	229.1	283.3	206.9

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million (See Note 4.6).

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million (See Note 4.6).

4.5.6 As at December 31, 2005 and 2004, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2005

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

4.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2005 in the amount of Baht 25,550.1 million, and for the year ended December 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 126.2 million (See Note

4.4.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2004 in the amount of Baht 25,423.9 million, and for the year ended December 31, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 4.4.1).

As at December 31, 2005 and 2004, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 20,513.6 million and Baht 23,083.4 million, respectively (See Note 4.4.1).

For the years ended December 31, 2005 and 2004, the non-negotiable promissory notes have been redeemed by TAMC prior to maturity amounting to Baht 2,696.0 million and Baht 2,340.5 million, respectively (See Note 4.4.1).

4.5.8 As at December 31, 2005 and 2004, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2005

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	791,980.8	-	-	-	791,980.8
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,760.1	-	-	1.1	12,761.2
Doubtful	26,351.4	-	-	0.0	26,351.4
Doubtful of loss	61,674.0	7,273.0	2,759.3	721.4	72,427.7
Loss	-	-	-	-	-
Total	912,556.3	7,273.0	2,759.3	722.5	923,311.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	751,361.3	-	-	0.0	751,361.3
Special mentioned	25,202.7	-	-	4.6	25,207.3
Substandard	19,864.6	-	-	0.0	19,864.6
Doubtful	53,971.7	-	-	17.5	53,989.2
Doubtful of loss	85,255.5	5,699.9	2,008.7	651.3	93,615.4
Loss	-	-	-	-	-
Total	935,655.8	5,699.9	2,008.7	673.4	944,037.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	793,715.5	-	-	-	793,715.5
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,730.3	-	-	1.1	12,731.4
Doubtful	26,348.1	-	-	0.0	26,348.1
Doubtful of loss	61,507.1	7,250.3	2,251.7	721.4	71,730.5
Loss	-	-	-	-	-
Total	914,091.0	7,250.3	2,251.7	722.5	924,315.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2004				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	750,397.1	-	-	-	750,397.1
Special mentioned	25,050.8	-	-	4.3	25,055.1
Substandard	19,788.7	-	-	-	19,788.7
Doubtful	53,940.8	-	-	17.1	53,957.9
Doubtful of loss	84,965.1	5,677.1	1,537.8	648.6	92,828.6
Loss	-	-	-	-	-
Total	934,142.5	5,677.1	1,537.8	670.0	942,027.4

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the years ended December 31, 2005 and 2004, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	594	4,105.0	Land, building, condominium, leasehold, share capital	4,093.8
Debt-equity conversion	2	35.1	Share capital	35.1
Debt restructuring in various forms	23,925	72,721.6		
Total	24,521	76,861.7		

The weighted average tenure of the above mentioned restructuring is 4.8 years; and the total debt outstanding after debt restructuring is Baht 75,301.2 million.

Million Baht

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
	THE BANK'S FINANCIAL STATEMENTS 2004			
Asset transfer	666	9,390.9	Land, building	8,583.6
Debt-equity conversion	17	7,195.9	Share capital	6,832.7
Debt restructuring in various forms	27,633	73,628.5		
Total	28,316	90,215.3		

The weighted average tenure of the above mentioned restructuring is 4.5 years; and the total debt outstanding after debt restructuring is Baht 90,105.2 million.

For the years ended December 31, 2005 and 2004, the Bank recognized interest income from restructured debts amounting to Baht 8,100.1 million and Baht 10,718.9 million, respectively.

As at December 31, 2005 and 2004, the Bank had balance of loan to restructured debtors amounting to Baht 150,263.0 million and Baht 193,837.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the years ended December 31, 2005 and 2004 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, 2005 and 2004 :

Million Baht

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
	CONSOLIDATED FINANCIAL STATEMENTS 2005						
Balance brought forward	3,882.0	159.7	1,279.3	13,753.5	38,782.1	34,207.0	92,063.6
Doubtful accounts	(318.7)	(56.8)	(410.7)	(9,494.1)	(7,781.7)	27,969.7	9,907.7
Bad debt recovered	-	-	-	-	(5.2)	683.2	678.0
Bad debt written off	-	-	-	-	(0.3)	(31,472.8)	(31,473.1)
Others	(3.7)	(3.3)	(0.8)	(0.1)	(89.1)	353.8	256.8
Balance carried forward	3,559.6	99.6	867.8	4,259.3	30,905.8	31,740.9	71,433.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,913.7	116.9	1,926.0	21,702.3	60,470.1	37,461.0	124,590.0
Doubtful accounts	966.1	39.9	(647.4)	(7,943.4)	(21,646.8)	23,330.6	(5,901.0)
Bad debt recovered	-	-	-	-	(6.7)	1,936.5	1,929.8
Bad debt written off	-	-	-	-	(24.4)	(25,462.9)	(25,487.3)
Others	2.2	2.9	0.7	(5.4)	(10.1)	(3,058.2)	(3,067.9)
Balance carried forward	3,882.0	159.7	1,279.3	13,753.5	38,782.1	34,207.0	92,063.6

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	3,920.0	156.3	1,278.2	13,752.4	38,614.4	33,964.7	91,686.0
Doubtful accounts	(321.4)	(56.7)	(416.4)	(9,494.9)	(7,791.0)	27,943.2	9,862.8
Bad debt recovered	-	-	-	-	-	683.2	683.2
Bad debt written off	-	-	-	-	-	(31,472.8)	(31,472.8)
Others	-	-	-	-	-	378.1	378.1
Balance carried forward	3,598.6	99.6	861.8	4,257.5	30,823.4	31,496.4	71,137.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS						
	2004						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,929.1	115.3	1,925.5	21,694.9	60,015.4	37,352.2	124,032.4
Doubtful accounts	990.9	41.0	(647.3)	(7,942.5)	(21,401.0)	23,056.0	(5,902.9)
Bad debt recovered	-	-	-	-	-	1,936.5	1,936.5
Bad debt written off	-	-	-	-	-	(25,312.9)	(25,312.9)
Others	-	-	-	-	-	(3,067.1)	(3,067.1)
Balance carried forward	3,920.0	156.3	1,278.2	13,752.4	38,614.4	33,964.7	91,686.0

As at December 31, 2005, the allowance for doubtful accounts of Baht 71,433.0 million and Baht 71,137.3 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 20.8 million (See Note 4.5.5).

As at December 31, 2004, the allowance for doubtful accounts of Baht 92,063.6 million and Baht 91,686.0 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 19.7 million (See Note 4.5.5).

As at December 31, 2005 and 2004, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 3.6 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

As at December 31, 2005 and 2004, the Bank classified its assets and provisions for loan losses using guidelines in the BOT's notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated August 23, 2004 which repealed the regulations for collateral valuation and appraisal for the assets that have been valued or appraised over 12 months, as previously prescribed that it can be deducted from outstanding balance before provisioning by no more than 50% of valuation or appraised value. Accordingly, the Bank applies by no more than 90% of valuation or appraised value of collateral to be deducted from the debtor's outstanding balance before provisioning. In addition, the Bank has amended its regulations on provisioning for assets classified as doubtful of loss that have not been undertaken debt restructuring or filed lawsuit against the debtors, by which the Bank has increased the provisions for outstanding balance after being deducted with provisions already set. The rate of additional provisions is subject to overdue payment period. On May 4, 2005, the BOT had announced the new notification on collateral appraisal of financial institutions which required the financial institutions to perform appraisal or revaluation of all collaterals minimum every 3 years in order to deduct from the book value of loans before provisioning. This will not include immovable properties received from debts settlement or purchased from auction which have to be valued or

appraisal every year. As at December 31, 2005, the Bank has already performed appraisal or revaluation in accordance with the above notification.

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at December 31, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Balance brought forward	17,679.9	11,346.5	17,679.9	11,346.5
Increase during the period	1,599.5	9,166.5	1,599.5	9,166.5
Write off/ decrease during the period	(10,834.1)	(2,833.1)	(10,834.1)	(2,833.1)
Balance carried forward	8,445.3	17,679.9	8,445.3	17,679.9

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005			
Type of Properties Foreclosed	**Balance Brought Forward**	**Additions**	**Disposals**	**Balance Carried Forward**
Assets from debt repayment				
Immovable assets	44,160.6	11,779.1	(3,206.3)	52,733.4
Movable assets	676.7	32.0	(152.6)	556.1
Total	44,837.3	11,811.1	(3,358.9)	53,289.5
Others	97.2	34.0	-	131.2
Total properties foreclosed	44,934.5	11,845.1	(3,358.9)	53,420.7
Less Allowance for impairment	(5,667.1)	(1,131.1)	181.5	(6,616.7)
Total properties foreclosed, net	39,267.4	10,714.0	(3,177.4)	46,804.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2004			
Type of Properties Foreclosed	**Balance Brought Forward**	**Additions**	**Disposals**	**Balance Carried Forward**
Assets from debt repayment				
Immovable assets	36,929.9	10,322.0	(3,091.3)	44,160.6
Movable assets	741.8	48.9	(114.0)	676.7
Total	37,671.7	10,370.9	(3,205.3)	44,837.3
Others	125.5	14.4	(42.7)	97.2
Total properties foreclosed	37,797.2	10,385.3	(3,248.0)	44,934.5
Less Allowance for impairment	(4,102.6)	(1,805.5)	241.0	(5,667.1)
Total properties foreclosed, net	33,694.6	8,579.8	(3,007.0)	39,267.4

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2005

Type of Properties Foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	36,174.2	11,779.1	(3,220.3)	44,733.0
Movable assets	676.7	32.0	(152.6)	556.1
Total	36,850.9	11,811.1	(3,372.9)	45,289.1
Others	97.2	34.0	-	131.2
Total properties foreclosed	36,948.1	11,845.1	(3,372.9)	45,420.3
Less Allowance for impairment	(4,870.2)	(1,072.7)	157.5	(5,785.4)
Total properties foreclosed, net	32,077.9	10,772.4	(3,215.4)	39,634.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

Type of Properties Foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,076.0	10,314.5	(3,216.3)	36,174.2
Movable assets	741.8	48.8	(113.9)	676.7
Total	29,817.8	10,363.3	(3,330.2)	36,850.9
Others	125.5	14.4	(42.7)	97.2
Total properties foreclosed	29,943.3	10,377.7	(3,372.9)	36,948.1
Less Allowance for impairment	(3,935.4)	(1,169.4)	234.6	(4,870.2)
Total properties foreclosed, net	26,007.9	9,208.3	(3,138.3)	32,077.9

Properties foreclosed classified in accordance with the notification of the BOT as at December 31, 2005 and 2004 are presented in Note 4.5.8.

In accordance with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, which was effective since July 2, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the years ended December 31, 2005 and 2004, the transactions are as follows :

Million Baht

Type of Sale of Properties Foreclesed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	-	13.6	-
Sale to public	Per cost recovery	-	603.7	43.4
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclesed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS 2004		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	2.1	0.2	-
Sale to public	Per cost recovery	-	686.9	31.4
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclesed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	-	13.6	-
Sale to public	Per cost recovery	-	598.4	41.0
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclesed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS 2004		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	2.1	0.2	-
Sale to public	Per cost recovery	-	656.7	28.0
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 4.28).

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, 2005 and 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS 2005	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,034.3	8,768.9	15,192.3	960.1	31,955.6
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(5,038.3)	(10,636.9)	-	(15,675.2)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net opening amount	16,325.8	7,675.0	4,555.4	960.1	29,516.3
Additions/acquisitions - cost	21.2	150.8	2,237.6	1,275.6	3,685.2
Appraisal increase	805.2	6,254.4	-	-	7,059.6
Appraisal decrease - charged against previous appraisal increase	(509.2)	(844.5)	-	-	(1,353.7)
Appraisal decrease	(248.3)	(32.0)	-	-	(280.3)
Appraisal increase - charged against previous appraisal decrease	39.6	333.8	-	-	373.4
Disposals/transfers - cost	(28.7)	(14.8)	(1,264.4)	(1,880.1)	(3,188.0)
Disposal/ transfers - appraisal increase	(304.7)	(8.5)	-	-	(313.2)
Disposals/transfers - appraisal decrease	7.2	6.0	-	-	13.2
Depreciation for the year - cost	-	(322.8)	(1,618.0)	-	(1,940.8)
Depreciation for the year - appraisal increase	-	(812.7)	-	-	(812.7)
Depreciation for the year - appraisal decrease	-	16.0	-	-	16.0
Accumulated depreciation - appraisal increase	-	(776.7)	-	-	(776.7)
Accumulated depreciation - appraisal decrease	-	73.0	-	-	73.0
Accumulated depreciation - disposals – cost	-	8.1	1,101.4	-	1,109.5
Accumulated depreciation - transfers-cost	-	-	(55.6)	-	(55.6)
Accumulated depreciation - disposals - appraisal increase	-	4.9	-	-	4.9
Accumulated depreciation - disposals - appraisal decrease	-	(2.5)	-	-	(2.5)
Exchange rate adjustments	(37.9)	(9.1)	2.1	0.4	(44.5)
Total	16,070.2	11,698.4	4,958.5	356.0	33,083.1
Closing amount					
Cost	6,988.9	8,900.3	16,190.9	356.0	32,436.1
Appraisal increase (year 2005)	10,192.3	20,605.7	-	-	30,798.0
Appraisal decrease (year 2005)	(1,111.0)	(197.5)	-	-	(1,308.5)
Less Accumulated depreciation - cost	-	(5,357.4)	(11,232.4)	-	(16,589.8)
Less Accumulated depreciation - appraisal increase	-	(12,339.2)	-	-	(12,339.2)
Add Accumulated depreciation - appraisal decrease	-	86.5	-	-	86.5
Net closing amount	16,070.2	11,698.4	4,958.5	356.0	33,083.1

As at December 31, 2005, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,869.1 million and Baht 7,422.2 million, respectively.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
	2004				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	6,952.8	8,616.8	13,238.2	1,569.6	30,377.4
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated Depreciation - cost	-	(4,709.1)	(9,529.8)	-	(14,238.9)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,241.5	8,521.0	3,708.4	1,569.6	30,040.5
Additions/acquisitions - cost	38.1	143.9	2,204.4	990.3	3,376.7
Disposals/transfers - cost	(8.8)	(20.9)	(248.2)	(1,599.7)	(1,877.6)
Disposals/transfers - appraisal decrease	2.8	4.1	-	-	6.9
Depreciation for the year - cost	-	(321.4)	(1,335.7)	-	(1,657.1)
Depreciation for the year - appraisal increase	-	(671.5)	-	-	(671.5)
Accumulated depreciation - disposals – cost	-	9.9	225.3	-	235.2
Accumulated depreciation - disposals - appraisal decrease	-	(1.5)	-	-	(1.5)
Exchange rate adjustments	52.2	11.4	1.2	(0.1)	64.7
Total	16,325.8	7,675.0	4,555.4	960.1	29,516.3
Closing amount					
Cost	7,034.3	8,768.9	15,192.3	960.1	31,955.6
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(5,038.3)	(10,636.9)	-	(15,675.2)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net closing amount	16,325.8	7,675.0	4,555.4	960.1	29,516.3

As at December 31, 2004, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,129.7 million and Baht 6,036.5 million, respectively.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,026.9	8,641.5	14,965.8	952.5	31,586.7
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(4,984.4)	(10,499.0)	-	(15,483.4)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net opening amount	16,318.4	7,601.5	4,466.8	952.5	29,339.2
Additions/acquisitions - cost	21.2	144.0	2,169.2	1,266.9	3,601.3
Appraisal increase	805.2	6,254.4	-	-	7,059.6
Appraisal decrease - charged against previous appraisal increase	(509.2)	(844.5)	-	-	(1,353.7)
Appraisal decrease	(248.3)	(32.0)	-	-	(280.3)
Appraisal increase - charged against previous appraisal decrease	39.6	333.8	-	-	373.4
Disposals/transfers - cost	(28.7)	(14.8)	(1,208.5)	(1,868.2)	(3,120.2)
Disposal/ transfers - appraisal increase	(304.7)	(8.5)	-	-	(313.2)
Disposals/transfers - appraisal decrease	7.2	6.0	-	-	13.2
Depreciation for the year - cost	-	(321.0)	(1,581.1)	-	(1,902.1)
Depreciation for the year - appraisal increase	-	(812.7)	-	-	(812.7)
Depreciation for the year - appraisal decrease	-	16.0	-	-	16.0
Accumulated depreciation - appraisal increase	-	(776.7)	-	-	(776.7)
Accumulated depreciation - appraisal decrease	-	73.0	-	-	73.0
Accumulated depreciation - disposals - cost	-	8.0	1,072.6	-	1,080.6
Accumulated depreciation - transfers-cost	-	-	(55.6)	-	(55.6)
Accumulated depreciation - disposals - appraisal increase	-	4.9	-	-	4.9
Accumulated depreciation - disposals - appraisal decrease	-	(2.5)	-	-	(2.5)
Exchange rate adjustments	(38.2)	(13.1)	1.1	-	(50.2)
Total	16,062.5	11,615.8	4,864.5	351.2	32,894.0
Closing amount					
Cost	6,981.2	8,758.9	15,948.6	351.2	32,039.9
Appraisal increase (year 2005)	10,192.3	20,605.7	-	-	30,798.0
Appraisal decrease (year 2005)	(1,111.0)	(197.5)	-	-	(1,308.5)
Less Accumulated depreciation - cost	-	(5,298.6)	(11,084.1)	-	(16,382.7)
Less Accumulated depreciation - appraisal increase	-	(12,339.2)	-	-	(12,339.2)
Add Accumulated depreciation - appraisal decrease	-	86.5	-	-	86.5
Net closing amount	16,062.5	11,615.8	4,864.5	351.2	32,894.0

As at December 31, 2005, the Bank had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,824.9 million and Baht 7,339.4 million, respectively.

Million Baht

THE BANK'S FINANCIAL STATEMENTS 2004					
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	6,945.3	8,488.7	13,041.5	1,567.4	30,042.9
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,654.6)	(9,411.5)	-	(14,066.1)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,234.0	8,447.4	3,630.0	1,567.4	29,878.8
Additions/acquisitions - cost	38.1	141.4	2,148.7	981.0	3,309.2
Disposals/transfers - cost	(8.8)	(19.4)	(223.3)	(1,595.9)	(1,847.4)
Disposals/transfers - appraisal decrease	2.8	4.1	-	-	6.9
Depreciation for the year - cost	-	(319.7)	(1,300.7)	-	(1,620.4)
Depreciation for the year - appraisal increase	-	(671.5)	-	-	(671.5)
Accumulated depreciation - disposals - cost	-	8.4	210.5	-	218.9
Accumulated depreciation - disposals - appraisal decrease	-	(1.5)	-	-	(1.5)
Exchange rate adjustments	52.3	12.3	1.6	-	66.2
Total	16,318.4	7,601.5	4,466.8	952.5	29,339.2
Closing amount					
Cost	7,026.9	8,641.5	14,965.8	952.5	31,586.7
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(4,984.4)	(10,499.0)	-	(15,483.4)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net closing amount	16,318.4	7,601.5	4,466.8	952.5	29,339.2

As at December 31, 2004, the Bank had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,087.8 million and Baht 5,949.0 million, respectively.

4.10 Deposits

4.10.1 Classified by product as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Demand	55,730.8	56,301.4	54,947.7	55,441.9
Savings	563,838.0	553,246.7	563,894.8	553,508.4
Fixed				
Up to 6 months	381,005.1	426,176.9	379,898.8	423,977.6
6 months-less than 1 year	37,436.0	32,929.1	36,713.8	32,441.0
1 year and over	123,847.3	125,534.2	120,050.5	120,203.1
Negotiable certificates of deposit	1,644.0	1,178.2	1,024.6	539.4
Total	1,163,501.2	1,195,366.5	1,156,530.2	1,186,111.4

4.10.2 Classified by remaining maturity as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Up to 1 year	1,152,446.2	1,188,425.1	1,145,666.7	1,179,474.2
Over 1 year	11,055.0	6,941.4	10,863.5	6,637.2
Total	1,163,501.2	1,195,366.5	1,156,530.2	1,186,111.4

4.10.3 Classified by currency and customer's residence as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,029,755.3	40,359.9	1,070,115.2	1,068,921.4	38,367.0	1,107,288.4
USD	14,094.0	34,712.8	48,806.8	14,836.6	32,391.0	47,227.6
Others	4,265.5	40,313.7	44,579.2	4,127.6	36,722.9	40,850.5
Total	1,048,114.8	115,386.4	1,163,501.2	1,087,885.6	107,480.9	1,195,366.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,029,968.5	40,359.9	1,070,328.4	1,065,969.7	38,367.0	1,104,336.7
USD	14,052.9	34,712.2	48,765.1	14,798.7	32,390.8	47,189.5
Others	4,143.4	33,293.3	37,436.7	4,039.7	30,545.5	34,585.2
Total	1,048,164.8	108,365.4	1,156,530.2	1,084,808.1	101,303.3	1,186,111.4

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.1	9,274.0	9,286.1	13.1	4,383.9	4,397.0
Commercial banks	432.6	1,061.0	1,493.6	733.7	2,726.3	3,460.0
Other banks	154.7	194.0	348.7	196.2	2,184.7	2,380.9
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	1,585.4	46.9	1,632.3	1,674.2	156.8	1,831.0
Other financial institutions	1,909.9	118.0	2,027.9	1,239.8	85.4	1,325.2
Total domestic items	4,094.7	10,693.9	14,788.6	3,857.0	9,537.1	13,394.1
Foreign items						
USD	473.9	18,972.6	19,446.5	393.2	10,176.8	10,570.0
JPY	3.0	453.6	456.6	2.6	1,994.3	1,996.9
Others	2,183.4	7,451.7	9,635.1	2,086.7	5,044.3	7,131.0
Total foreign items	2,660.3	26,877.9	29,538.2	2,482.5	17,215.4	19,697.9
Total domestic and foreign items	6,755.0	37,571.8	44,326.8	6,339.5	26,752.5	33,092.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.1	9,274.0	9,286.1	13.1	4,383.9	4,397.0
Commercial banks	432.6	1,061.0	1,493.6	780.5	2,726.3	3,506.8
Other banks	154.7	194.0	348.7	196.2	2,184.7	2,380.9
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	1,606.2	46.9	1,653.1	1,756.4	146.8	1,903.2
Other financial institutions	1,909.9	118.0	2,027.9	1,239.8	28.9	1,268.7
Total domestic items	4,115.5	10,693.9	14,809.4	3,986.0	9,470.6	13,456.6
Foreign items						
USD	506.4	19,021.9	19,528.3	441.3	10,176.8	10,618.1
JPY	3.6	453.6	457.2	2.7	1,994.3	1,997.0
Others	2,197.2	7,180.5	9,377.7	2,120.4	4,977.7	7,098.1
Total foreign items	2,707.2	26,656.0	29,363.2	2,564.4	17,148.8	19,713.2
Total domestic and foreign items	6,822.7	37,349.9	44,172.6	6,550.4	26,619.4	33,169.8

4.12 Borrowings

4.12.1 Classified by types of securities and sources of fund as at December 31, 2005 and 2004, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	29,451.3	29,451.3	13,165.5	29,116.3	42,281.8
Less Master Investments Agreement	-	-	-	(13,165.5)	-	(13,165.5)
Subordinated convertible bonds	-	-	-	4,388.5	-	4,388.5
Less Discount on borrowings	-	(7,663.2)	(7,663.2)	-	(8,239.9)	(8,239.9)
Total	-	21,788.1	21,788.1	4,388.5	20,876.4	25,264.9

4.12.2 Classified by types of securities, currency, maturity and interest rate as at December 31, 2005 and 2004, as follows :

Million Baht

CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Types	Currency	Maturity	Interest Rate	Amount 2005	Amount 2004
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2005	7.25%	-	1,088.8
Total short-term borrowings				-	1,088.8
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2007 - 2029	8.25% - 9.025%	29,451.3	28,027.5
	THB	Perpetual	0.67%*	-	13,165.5
Less Master Investment Agreement				-	(13,165.5)
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	Perpetual	Floating interest rate**	-	4,388.5
Less Discount on borrowings				(7,663.2)	(8,239.9)
Total long-term borrowings				21,788.1	24,176.1
Total				21,788.1	25,264.9

4.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

* Interest will be paid only when has paid dividend on preferred share.

** Interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a.

On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes (See Note 4.13). The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed the remaining USD 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed the remaining USD 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On September 15, 2005, the Bank redeemed the remaining USD 27.85 million of 7.25% unsecured subordinated notes due 2005.

4.14 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding USD 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued USD 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of USD 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IFRS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income (See Note 4.12).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds.

From May 24, 1994 until December 31, 2003, the bondholders have exercised the right to convert the bonds into ordinary shares totaling 1,495,694 shares. As at December 31, 2003 the outstanding number of ordinary shares reserved to accommodate the conversion right totaled 70 million shares (See Note 4.19).

On March 3, 2004, the Bank redeemed all subordinated convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 70 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.15 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued USD 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of USD 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards (See Note 4.12). The Bank has entered into interest rate swap contracts in order to hedge the risk of redemption at the end of year 5, should the above mentioned terms and conditions are met (See Note 4.33).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds.

On August 7, 2001, the Bank redeemed all convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 60 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.16 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities Exchange Committee (SEC). The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bond holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds"). The shareholders also approved the allocation ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 4.19).

4.17 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.18 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) Baht 46,000 million to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby CAPS consist of two groups of securities as follows:

The first group of securities consisted of 345,000 Class A preferred shares with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds (Group 1

Subordinated Bonds) Offering total Baht 34,500 million. The important aspect of securities are as follows:

- Class A preferred shares are non-cumulative where the dividend payment is dependent upon the ordinary shares' dividend payment. If the Bank declares dividend on the ordinary shares, as long as the Bank still pays interest on Group 1 Subordinated Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares, the Bank will pay a dividend of Baht 1 per share on the Preferred Shares. If the Bank has not paid interest on Group 1 Subordinated Bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on Group 1 Subordinated Bonds less the amount of interest already paid in such year.

- The Group 1 Subordinated Bonds is perpetual bonds with a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions:

    - on or after 5 years from the issue date; or

    - the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as Tier 1 capital; or

    - the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or

    - the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds; or if the Bank's Tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

In addition, the Bank has entered into The Master Investment Agreement for investment in securities with Bualuang CAPS Fund, which has terms and conditions relating to the transfer of securities, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholders as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred share at 1:1.

The second group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 series. Bond series 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond series has a par value of Baht 1,265 million and Bonds series 21-28 consisted of subordinated convertible bonds, which have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. These bonds have a par value 1,265 million per series. Bond series 29 has a par value of Baht 11,500 million, and a maturity of 7 years.

The Bank has the option to call all of the Bonds in the second group (series 21-29) on or after 5 years from the date of issue at the accreted value. On the redemption date, if the average closing price of the Bank's ordinary shares traded on the main board of the SET

within the period of 10 business days before the redemption date is not less than 120% of convertible price and the closing price before the redemption date is not less than 120% of convertible price, the remaining subordinated bonds in the second group shall be converted into the Bank's ordinary shares at Baht 100 per share.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. And when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 Securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions (See Note 3.17), in summary, the first group of securities should be separated into 3 parts : 1) liabilities 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred shares (Baht 15.2 million) is not material, it was included as liabilities in the balance sheets. As at December 31, 2004, the presentation of the first group of securities is as follows :

	Baht 2004
Subordinated bonds cum preferred shares	13,164,183,450
Preferred shares	1,316,550
Total	13,165,500,000

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004, the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

Had the Bank accounted for the first group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheets as at December 31, 2004, would be as follows :

	Baht 2004
Preferred shares	1,316,550
Premium on preferred shares	13,164,183,450
Total	13,165,500,000

On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,554.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

On August 25, 2005, the Bank was approved by BOT for the redemption of all remaining amount of CAPS. On September 29, 2005, the Bank redeemed of all the remaining amount of CAPS amounting to Baht 17,554.0 million.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS (See Note 4.19.3).

4.19 Share capital

As at December 31, 2005 and 2004, the Bank had registered share capital of Baht 40,000,000,000 divided into 4,000,000,000 shares with par value of Baht 10 each, comprising of ordinary shares and preferred shares with details as follows for December 31, 2004 :

4.19.1 3,998,000,000 ordinary shares, consisting of :

- 1,908,711,239 ordinary shares which are issued and paid-up,
- 1,109,502,106 unissued ordinary shares which shall be allocated for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements and may be issued and offered for sale in foreign markets and/or domestic markets in full amount or in part overtime,
- 70,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds, which had already been issued (See Note 4.14),
- 60,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the convertible bonds, which had already been issued (See Note 4.15),
- 150,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds of CAPS, which had already been issued (See Note 4.18),
- 500,000,000 unissued ordinary shares which are reserved for the exercise of

conversion right of the subordinated convertible bonds and/or convertible bonds, which remain unissued (See Note 4.16),

- 200,000,000 unissued ordinary shares which are reserved for the exercise of right to purchase ordinary shares of the warrants, which remain unissued (See Note 4.20).

4.19.2 1,000,000 Class A preferred shares, consisting of :

- 345,000 Class A preferred shares which are issued and paid-up,

- 655,000 unissued Class A preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds.

4.19.3 1,000,000 unissued Class B preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements; such number of shares being the sum of ordinary shares previously allocated for offer and sale to general public including the existing shareholders and ordinary shares previously allocated for the exercise of conversion right of convertible securities but which allocation has now been cancelled as the securities have been redeemed, with details as follows :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

The Class A preferred shares and Class B preferred shares confer the following rights on the holders as follows :

1) Upon liquidation or bankruptcy of the Bank, any amount remaining after payment of all debts and liabilities of the Bank shall be divided and shared among the holders of Class A preferred shares and/or the holders of Class B preferred shares in priority to the holders of ordinary shares but pari passu with the holders of Class A preferred shares or the holders of Class B preferred shares, as the case may be, in proportion to the number of the preferred shares held by each holder thereof, in an amount equal to the first offering price of the preferred shares.

2) On the redemption date of the Bank's debentures which are offered simultaneously with the preferred shares, the Bank will pay to the holders of the preferred shares an amount equal to the lower of the first offered price of the preferred shares minus the par value of such preferred shares or premium on shares. The liquidation or bankruptcy preference under clause 1) shall be reduced to an amount equal to the par value of the preferred shares, and the preferred shares shall be converted in to ordinary shares.

3) The holder of the preferred shares shall have preferential right to receive dividends in respect of the preferred shares in each year in priority to the holders of ordinary shares at the following rate :

In case of Class A preferred shares

- At the rate of Baht 1 per share, in the event that the Bank has paid interest on the subordinated debentures which are offered simultaneously with Class A preferred shares in full as specified in its terms and conditions or in the event that the subordinated debentures have been redeemed.

- At the rate equal to an amount of interest on the subordinated debentures which are offered simultaneously with Class A preferred shares as specified in its terms and conditions minus an interest amount on the subordinated debentures paid in that fiscal year.

In case of Class B preferred shares

- At the fixed rate determined when Class B preferred shares have firstly been issued, but not less than Baht 1 per share and not more than 20% of the first offered price of Class B preferred shares.

4) Each of preferred shares shall carry the right to one vote, equal to that of an ordinary share, at the meeting of the shareholders of the Bank.

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 4.18).

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS. The Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,711,239 shares to 1,908,842,894 shares on October 7, 2005 (See Note 4.18).

The 12th ordinary shareholders' meeting convened on April 12, 2005, approved important resolution regarding share capital as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  Ordinary shares

  1) Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

  2) Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

  3) Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

4) Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

As at December 31, 2005 and 2004, the registered shares and their allocations are as follows :

Type	Number of Registered Shares		Allocation		
			Description	Number of Shares	
	2005	2004		2005	2004
Ordinary shares	3,998,213,345	3,998,000,000	Shares issued	1,908,842,894	1,908,711,239
			Share allocated for sale in the future	1,339,502,106	1,239,502,106
			Share reserved for the exercise of right of the subordinated convertible bonds (See Note 4.14)	-	-
			Share reserved for the exercise of right of the convertible bonds (See Note 4.14)	-	-
			Share reserved for the exercise of right of the subordinated convertible bonds of CAPS (See Note 4.18)	50,000,000	150,000,000
			Share reserved for the exercise of right of the convertible bonds, which remain unissued (See Note 4.16)	500,000,000	500,000,000
			Share reserved for the exercise of right of the warrants, which remain unissued (See Note 4.20)	200,000,000	200,000,000
Class A preferred shares	786,655	1,000,000	Shares issued	-	131,655
			Share allocated for sale in the future	655,000	655,000
Class B preferred shares	1,000,000	1,000,000	Share allocated for sale in the future	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000		4,000,000,000	4,000,000,000

The reconciliation of weighted average number of share for the years ended December 31, 2005 and 2004 are as follows :

FOR THE YEAR ENDED DECEMBER 31, 2005

	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,711,239	January 1, 2005	October 6, 2005	279	1,458,987,495
Class A preferred shares converted into ordinary shares	131,655	1,908,842,894	October 7, 2005	December 31, 2005	86	449,754,764
Total					365	1,908,742,259

	FOR THE YEAR ENDED DECEMBER 31, 2004					
	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,497,894	January 1, 2004	July 6, 2004	188	980,321,323
Class A preferred shares converted into ordinary shares	213,345	1,908,711,239	July 7, 2004	December 31, 2004	178	928,280,329
Total					366	1,908,601,652

4.19.4 Capital fund as at December 31, 2005 and 2004 are as follows :

		Million Baht
	2005	**2004**
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	10,000.0	2,000.0
Other reserve	15,000.0	5,000.0
Retained earnings after appropriation	536.0	496.4
Others	(1,555.1)	13,164.2
	99,415.5	96,095.2
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,870.6
Unrealized increment per premises and condominiums appraisal	3,983.0	2,066.1
Provision for normal assets	3,660.1	3,977.0
Unrealized gain (net) on equity security revaluation-available-for-sale	4,697.5	3,501.6
Hybrid debt capital instruments	-	81.6
Long-term subordinated debt instruments		
Unsecured subordinated notes	13,134.6	14,291.0
	32,412.6	30,787.9
Total	131,828.1	126,883.1

As at December 31, 2004, the Bank had allocated legal reserve amounting to Baht 2,000.0 million in accordance with the Bank's Articles of Association.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at December 31, 2005 and 2004, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	2005	2004
Total capital	14.0	13.5
Tier 1 capital	10.6	10.2
Tier 2 capital	3.4	3.3

4.20 Warrants

On April 5, 2000, the shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign markets and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue warrants. The shareholders also approved to allocate ordinary shares to accommodate the exercise right of the warrant holders according to the amount and conditions previously approved (See Note 4.19).

4.21 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing

mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.22 Legal reserve and other reserve

4.22.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

4.22.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.23 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,266,975,948, legal reserves amounting to Baht 11,544,800,000 and premium on ordinary share capital amounting to Baht 25,775,476,339, respectively, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004.

4.24 The appropriation of the profit and the dividends payment

On October 20, 2004, the meeting of the Board of Directors of the Bank No. 7/2547 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of the first half of the year 2004 at the rate of Baht 0.75 per share on November 19, 2004.

- The dividends on the Class A preferred shares (totaling 131,655 shares with an issued price of Baht 100,000.00 each) shall be paid at the amount being equal to the interest payment on the Group 1 Subordinated Bonds for period 1 of 2004 amounting to Baht 21,750,127.40 and the additional dividends shall be paid at the rate of Baht 1.00 per share amounting to Baht 131,655.00, being a total payment of Baht 21,881,782.40 (approximately at the rate of Baht 166.21 per share) on November 19, 2004. And the interest payment on the Group 1 Subordinated Bonds for period 2 of 2004 shall be paid at the amount of Baht 44,466,927.12 on January 1, 2005, according to the terms and conditions of the Capital Augmented Preferred Securities (CAPS).

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,453.4 million on November 19, 2004.

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.7 million on May 12, 2005.

On August 23, 2005, the meeting of the Board of Directors of the Bank No. 7/2548 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2005 at the rate of Baht 0.75 per share on September 23, 2005.

- The appropriation of the profit for the operating result of January - June 2005 as a legal reserve in the total amount of Baht 4,000.0 million and other reserves in the total amount of Baht 6,500.0 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,431.5 million on September 23, 2005.

4.25 Commitments

As at December 31, 2005 and 2004, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,720.1	1,204.4	3,924.5	2,532.3	1,417.5	3,949.8
Guarantees of loans	423.3	7,209.7	7,633.0	293.6	8,740.2	9,033.8
Other guarantees	68,587.4	12,730.5	81,317.9	56,541.7	12,971.2	69,512.9
Liability under unmatured import bills	1,034.9	9,233.6	10,268.5	942.7	10,525.3	11,468.0
Letters of credit	1,060.7	28,749.3	29,810.0	1,082.7	28,712.7	29,795.4
Forward foreign exchange contracts						
Bought	10,173.2	153,724.1	163,897.3	8,100.9	137,090.3	145,191.2
Sold	9,342.5	229,084.7	238,427.2	10,054.4	226,999.2	237,053.6
Currency swaps						
Bought	-	2,054.1	2,054.1	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	197.4	197.4	-	6,624.3	6,624.3
Sold	-	197.4	197.4	-	6,624.3	6,624.3
Amount of unused bank overdraft	121,006.1	2,702.0	123,708.1	117,423.7	2,888.8	120,312.5
Others	40.0	19,072.2	19,112.2	433.0	223.3	656.3
Total	214,388.2	466,159.4	680,547.6	197,405.0	444,771.9	642,176.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,720.1	1,204.4	3,924.5	2,527.5	1,417.5	3,945.0
Guarantees of loans	423.3	7,139.7	7,563.0	293.6	8,740.2	9,033.8
Other guarantees	68,580.9	12,133.7	80,714.6	56,490.7	12,349.9	68,840.6
Liability under unmatured import bills	1,034.9	9,033.5	10,068.4	942.7	10,381.4	11,324.1
Letters of credit	1,040.7	28,303.0	29,343.7	1,062.5	28,369.5	29,432.0
Forward foreign exchange contracts						
Bought	10,173.2	153,417.7	163,590.9	8,100.9	137,038.0	145,138.9
Sold	9,342.5	228,708.5	238,051.0	10,054.4	226,879.1	236,933.5
Currency swaps						
Bought	-	2,054.1	2,054.1	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	197.4	197.4	-	6,624.3	6,624.3
Sold	-	197.4	197.4	-	6,624.3	6,624.3
Amount of unused bank overdraft	121,006.1	1,780.7	122,786.8	117,423.7	2,019.4	119,443.1
Others	40.0	19,072.2	19,112.2	433.0	223.3	656.3
Total	214,361.7	463,242.3	677,604.0	197,329.0	442,621.7	639,950.7

4.26 Properties used as collateral

Government and State enterprises securities having face value of Baht 141,720.1 million and Baht 153,980.4 million as at December 31, 2005 and 2004, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favor of the BOT.

4.27 Litigation

As at December 31, 2005 and 2004, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.28 Related party transactions

As at December 31, 2005 and 2004, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at December 31, 2005 and 2004, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,228.6	22,228.6	February 28, 2005 - December 30, 2020
Average month end balance	42,614.3	42,614.3	
Commitments			
Ending balance	1,640.1	1,640.1	February 28, 2005 - May 12, 2018
Average month end balance	3,028.6	3,028.6	
Other related parties			
Loans			
Ending balance	27,527.0	36,789.9	October 30, 1999 - November 27, 2023
Average month end balance	23,924.0	33,062.0	
Commitments			
Ending balance	1,167.2	1,168.7	January 15, 2006 - September 12, 2010
Average month end balance	1,317.3	1,319.2	

Million Baht

	2004		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	65,259.8	65,259.8	April 11, 1997 - December 30, 2020
Average month end balance	70,962.1	70,962.1	
Commitments			
Ending balance	4,276.5	4,276.5	February 1, 2004 - May 12, 2018
Average month end balance	4,443.8	4,443.8	
Other related parties			
Loans			
Ending balance	13,161.3	22,274.2	November 4, 1993 - November 27, 2023
Average month end balance	16,301.3	22,361.5	
Commitments			
Ending balance	1,945.9	1,953.3	December 31, 2004 - September 30, 2009
Average month end balance	2,116.1	2,125.3	

For the year ended December 31, 2005, the Bank charged interests between 1.0% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 14.0%, on money market loans were between 4.205% to 5.5%, on default loans at 15.0% and on other loans between 2.05% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.78% to 3.5%, on default loans at 14.0% and on other loans between 1.25% to 8.25%. Determination of interest rates was dependent on the type of loans and collateral.

As at December 31, 2005 and 2004, the Bank had allowance for doubtful accounts of loans to related parties amounting to 3,439.4 million and Baht 13,918.7 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at December 31, 2005 and 2004 are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at December 31, 2005 and 2004 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Subsidiary company				
Sinnsuptawee Asset Management Co., Ltd.	-	-	9,263.0	9,112.9
Associated companies				
BSL Leasing Co., Ltd.	1,955.0	1,516.0	1,955.0	1,516.0
Thai Filament Finishing Co., Ltd.	160.7	158.8	160.7	158.8
Thai Polymer Textile Co., Ltd.	1,561.6	1,545.8	1,561.6	1,545.8
Thai Taffeta Textile Co., Ltd.	101.1	143.1	101.1	143.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005	CONSOLIDATED FINANCIAL STATEMENTS 2004	THE BANK'S FINANCIAL STATEMENTS 2005	THE BANK'S FINANCIAL STATEMENTS 2004
Subsidiary companies				
Bangkok Bank Berhad	-	-	-	5.8
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
ACL Bank Public Co., Ltd.*	-	0.5	-	0.5
BSL Leasing Co., Ltd.	7.7	19.8	7.7	19.8
Thai Filament Finishing Co., Ltd.	9.8	9.8	9.8	9.8
Thai Polymer Textile Co., Ltd.	10.1	11.4	10.1	11.4
Thai Taffeta Textile Co., Ltd.	6.4	7.3	6.4	7.3

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at December 31, 2005 and 2004 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005	CONSOLIDATED FINANCIAL STATEMENTS 2004	THE BANK'S FINANCIAL STATEMENTS 2005	THE BANK'S FINANCIAL STATEMENTS 2004
Asia Cement Public Co., Ltd.	0.5	-	0.5	-
Bangkok Central Leasing Co., Ltd.	783.6	1,002.0	783.6	1,002.0
Thana Thep Printing Co., Ltd.	4.2	-	4.2	-
Toyota Leasing (Thailand) Co., Ltd.	10,119.0	1,650.0	10,119.0	1,650.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005	CONSOLIDATED FINANCIAL STATEMENTS 2004	THE BANK'S FINANCIAL STATEMENTS 2005	THE BANK'S FINANCIAL STATEMENTS 2004
Asia Lamp Industry Co., Ltd.	1.0	1.0	1.0	1.0
Asia Cement Public Co., Ltd.	404.8	404.0	404.8	404.0
ACL Bank Public Co., Ltd.*	0.6	-	0.6	-
Bangkok Central Leasing Co., Ltd.	166.5	189.6	166.5	189.6
Thana Thep Printing Co., Ltd.	1.1	1.2	1.1	1.2
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

* As at December 31, 2005, ACL Bank Public Co., Ltd. became other related companies (See Note 1.2)., formerly Asia Credit Public Co., Ltd.

As at December 31, 2005 and 2004, the Bank had deposits from related parties as follows :

		Million Baht
	2005	2004
Subsidiaries		
BBL (Cayman) Limited	0.0	3.8
Bangkok Bank Berhad	33.3	66.8
Sinnsuptawee Asset Management Co., Ltd.	223.3	362.8
Bualuang Finance Co., Ltd.*	-	43.0
BBL Asset Management Co., Ltd.	10.2	7.5
Bualuang Securities Public Co., Ltd.	18.5	44.6
Associated companies		
BSL Leasing Co., Ltd.	6.9	13.8
Processing Center Co., Ltd.	89.2	127.2
ACL Bank Public Co., Ltd.**	-	9.7
Thai Filament Finishing Co., Ltd.	-	0.2
Thai Polymer Textile Co., Ltd.	-	0.3
Thai Taffeta Textile Co., Ltd.	-	0.0
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	2,354.8	2,091.5
Other related parties	4,057.1	4,773.3

* As at December 31, 2005 Bualuang Finance Co., Ltd. became other related companies (See Note 1.2).

** As at December 31, 2005, ACL Bank Public Co., Ltd. became other related companies (See Note 1.2)., formerly Asia Credit Public Co., Ltd.

As at December 31, 2005 and 2004, the Bank had placement with, loans to, commitments to, deposits from, borrowings from and other liabilities with related parties, changing are summarized as follows :

	2005	2004	Million Baht Change
PLACEMENT			
Subsidiaries	54.1	-	54.1
LOANS			
Subsidiaries	9,263.0	9,112.9	150.1
Associated companies	3,778.4	3,363.7	414.7
Related restructured debtors*	20,405.1	63,412.1	(43,007.0)
Other related parties*	25,572.0	11,645.3	13,926.7
Total	59,018.5	87,534.0	(28,515.5)
COMMITMENTS			
Subsidiaries	1.5	7.3	(5.8)
Associated companies**	34.0	48.8	(14.8)
Related restructured debtors*	1,613.8	4,248.1	(2,634.3)
Other related parties*	1,159.5	1,925.6	(766.1)
Total	2,808.8	6,229.8	(3,421.0)
DEPOSITS			
Subsidiaries***	285.3	528.5	(243.2)
Associated companies	96.1	151.2	(55.1)
Related restructured debtors*	2,354.8	2,091.5	263.3
Other related parties*	4,057.1	4,773.3	(716.2)
Total	6,793.3	7,544.5	(751.2)
BORROWING			
Subsidiaries	49.3	-	49.3
OTHER LIABILITIES			
Subsidiaries (Note 4.4)	3,323.0	3,323.0	-

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

** As at December 31, 2005, ACL Bank Public Co., Ltd. became other related companies (See Note 1.2)., formerly Asia Credit Public Co., Ltd.

*** As at December 31, 2005, Bualuang Finance Co., Ltd. became other related companies (See Note 1.2).

As at December 31, 2005 and 2004, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Subsidiaries				
Accrued interest receivable	-	-	21.3	-
Accrued interest payable	-	-	0.1	0.0
Fees receivable	-	-	14.6	13.7
Associated companies				
Accrued interest receivable	8.6	4.1	8.6	4.1
Accrued interest payable	0.0	0.0	0.0	0.0
Other related parties				
Accrued interest receivable	94.1	64.1	94.1	64.1
Accrued interest payable	3.4	3.4	3.4	3.4

For the years ended December 31, 2005 and 2004, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,		THE BANK'S FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004	2005	2004
Subsidiaries				
Interest and discount received	-	-	155.6	215.9
Fees and service income	-	-	82.2	53.2
Other income	-	-	1.2	1.9
Dividend income	-	-	17.4	111.4
Interest paid	-	-	2.1	15.4
Other expenses	-	-	12.5	1.7
Associated companies				
Interest and discount received	61.4	41.3	61.4	41.3
Fees and service income	0.2	1.4	0.2	1.4
Other income	0.0	0.0	0.0	0.0
Dividend income	5.8	5.8	5.8	5.8
Interest paid	0.3	0.8	0.3	0.8
Other expenses	78.6	69.6	78.6	69.6
Other related parties				
Interest and discount received	2,195.4	3,867.8	2,195.4	3,867.8
Fees and service income	43.8	54.4	43.8	54.4
Interest paid	22.0	36.7	22.0	36.7
Other expenses	528.6	302.2	528.6	302.2

For the year ended December 31, 2005, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 250.5 million for Baht 250.5 million, which were its fair value.

For the year ended December 31, 2004, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 493.1 million for Baht 471.5 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.6 million, there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Million Baht
	2005	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(140.3)	(698.6)
Items to reconcile net income cash received from operating activities		
Depreciation	0.5	0.8
Loss on impairment of properties foreclosed	58.3	636.1
Withholding tax recoverable written off	0.2	0.2
Loss from operations before changes in operating assets and liabilities	(81.3)	(61.5)
Operating assets (increase) decrease		
Loans to parent company which used securities as collateral	-	(3,323.0)
Properties foreclosed	(181.4)	(118.2)
Accrued interest receivable	(0.3)	3.2
Accounts receivable	19.2	(9.2)
Prepaid expenses	0.2	(0.3)
Deposits	0.1	(0.7)
Advance payment	(0.0)	-
Income tax recoverable	(15.0)	(4.8)
Operating liabilities increase (decrease)		
Accrued expenses	(4.8)	7.0
Deposits	0.3	0.0
Deferred rental income for properties foreclosed	-	(0.4)
Deposit for properties foreclosed rental	(6.4)	7.0
Other liabilities	(0.0)	0.0
Net cash used in operating activities	(269.4)	(3,500.9)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.8)
Net cash used in investing activities	(0.0)	(0.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from loan from the parent company	250.0	3,573.7
Cash paid for loan from the parent company	(100.0)	-
Net cash and cash equivalent item increase	150.0	3,573.7
Net increase (decrease) in cash	(119.4)	72.0
Cash and cash equivalent items as at January 1,	362.5	290.5
Cash and cash equivalent items as at December 31,	243.1	362.5

4.29 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.30 Income Tax

For the year ended December 31, 2004, the consolidated financial statements presented income tax amounting to Baht 141.3 million, which is the income tax of its subsidiaries.

For the year ended December 31, 2004, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being tax deductible expenses.

4.31 Long-term leases

Long-term leases consisted of the following as at December 31, 2005 and 2004 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2005	2004	2005	2004
Type of lease	**Period**				
Land and/or premises	2005 - 2007	150.2	133.6	149.5	132.6
Land and/or premises	2008 - 2017	224.4	218.5	224.4	218.5
Land and/or premises	2018 - 2027	19.7	20.9	19.7	20.9
Land and/or premises	2028 - 2037	-	7.9	-	7.9
Land and/or premises	2038 - 2047	-	7.9	-	7.9
Land and/or premises	2048 - 2057	-	7.9	-	7.9
Land and/or premises	2058 - 2067	-	7.9	-	7.9
Land and/or premises	2068 - 2069	-	1.2	-	1.2
Total		394.3	405.8	393.6	404.8

4.32 The financial position and the results of operation by domestic and foreign operations

4.32.1 The financial position as at December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2005			2004		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,171,728.8	227,112.7	1,398,841.5	1,188,040.0	219,307.5	1,407,347.5
Interbank and money market items	18,695.4	111,210.5	129,905.9	15,706.2	115,891.3	131,597.5
Investments	302,309.1	3,723.7	306,032.8	292,294.0	8,919.9	301,213.9
Loans	797,750.9	112,725.4	910,476.3	840,411.9	94,022.1	934,434.0
LIABILITIES						
Deposits	1,077,775.8	85,725.4	1,163,501.2	1,113,845.8	81,520.7	1,195,366.5
Interbank and money market items	15,336.7	28,990.1	44,326.8	12,975.6	20,116.4	33,092.0
Borrowings	-	21,788.1	21,788.1	4,388.5	20,876.4	25,264.9
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2
CONTINGENCIES	534,684.8	145,862.8	680,547.6	500,948.2	141,228.7	642,176.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	2005			2004		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,173,403.0	219,618.1	1,393,021.1	1,187,098.2	212,836.8	1,399,935.0
Interbank and money market items	17,929.1	108,724.2	126,653.3	15,194.4	114,213.5	129,407.9
Investments	304,280.0	5,823.0	310,103.0	295,311.6	10,440.2	305,751.8
Loans	806,435.4	105,568.0	912,003.4	845,199.9	87,740.5	932,940.4
LIABILITIES						
Deposits	1,077,989.0	78,541.2	1,156,530.2	1,110,894.1	75,217.3	1,186,111.4
Interbank and money market items	15,357.4	28,815.2	44,172.6	13,038.0	20,131.8	33,169.8
Borrowings	-	21,788.1	21,788.1	4,388.5	20,876.4	25,264.9
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2
CONTINGENCIES	534,684.9	142,919.1	677,604.0	500,892.3	139,058.4	639,950.7

4.32.2 The results of operations for the years ended December 31, 2005 and 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	50,819.3	11,382.2	(5,630.3)	56,571.2
Interest expenses	(13,166.4)	(8,480.1)	5,630.3	(16,016.2)
Net interest income	37,652.9	2,902.1	-	40,555.0
Non-interest income	16,557.1	2,106.4	(189.4)	18,474.1
Non-interest expenses	(32,571.8)	(3,807.1)	0.1	(36,378.8)
Income before income tax	21,638.2	1,201.4	(189.3)	22,650.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	44,653.5	8,368.0	(4,279.2)	48,742.3
Interest expenses	(13,780.2)	(6,248.4)	4,279.2	(15,749.4)
Net interest income	30,873.3	2,119.6	-	32,992.9
Non-interest income	17,231.6	2,503.4	(188.3)	19,546.7
Non-interest expenses	(31,758.0)	(2,972.8)	8.0	(34,722.8)
Income before income tax	16,346.9	1,650.2	(180.3)	17,816.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	50,774.6	10,880.9	(5,625.3)	56,030.2
Interest expenses	(13,151.7)	(8,293.5)	5,625.3	(15,819.9)
Net interest income	37,622.9	2,587.4	-	40,210.3
Non-interest income	15,669.8	2,024.0	(0.1)	17,693.7
Non-interest expenses	(31,790.8)	(3,599.3)	0.1	(35,390.0)
Income before income tax	21,501.9	1,012.1	-	22,514.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	44,522.4	7,867.3	(4,144.1)	48,245.6
Interest expenses	(13,725.8)	(5,953.5)	4,144.1	(15,535.2)
Net interest income	30,796.6	1,913.8	-	32,710.4
Non-interest income	15,482.0	2,366.6	(8.0)	17,840.6
Non-interest expenses	(30,128.3)	(2,810.5)	8.0	(32,930.8)
Income before income tax	16,150.3	1,469.9	-	17,620.2

The basis for the determination of income and expenses charge between the branches and head office and between the branches is established by the head office, which is closed to the funding cost.

4.33 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.33.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at December 31, 2005 and 2004 :

Million Baht

	2005							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	91,481.8	10,767.6	5,578.2	261.1	-	18,626.0**	-	126,714.7
Investment in securities and securities purchased under resale agreements	20,046.3	15,424.7	112,502.9	89,552.5	38,428.9	39,247.7	-	315,203.0
Loans	491,441.9	114,087.8	85,511.1	47,492.6	115,693.4	-	57,776.6	912,003.4
Financial Liabilities								
Deposits	717,234.3	281,600.8	91,883.9	10,575.9	287.6	54,947.7	-	1,156,530.2
Interbank and money market items	18,601.0	14,486.1	6,232.8	-	-	4,852.7	-	44,172.6
Liabilities payable on demand	4,773.2	-	-	-	-	-	-	4,773.2
Borrowings	-	-	-	10,181.0	11,607.1	-	-	21,788.1

* Excluding allowance for doubtful accounts amounting to Baht 61.5 million.

** Including accrued interest receivables.

Million Baht

	2004							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items *	64,420.3	15,152.1	32,461.2	348.6	800.0	16,282.7 **	-	129,464.9
Investment in securities and securities purchased under resale agreements	46,921.0	23,918.3	100,278.7	87,210.9	50,913.5	28,539.4	-	337,781.8
Loans	469,926.1	100,671.0	104,154.8	47,195.8	119,327.7	-	91,665.0	932,940.4
Financial Liabilities								
Deposits	733,442.0	311,008.3	82,694.5	6,636.9	0.3	52,329.4	-	1,186,111.4
Interbank and money market items	16,523.0	8,752.5	3,052.1	-	-	4,842.2	-	33,169.8
Liabilities payable on demand	4,037.0	-	-	-	-	-	-	4,037.0
Borrowings	4,388.5	-	1,088.8	9,103.5	10,684.1	-	-	25,264.9

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at December 31, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
Fixed interest rate	327,048.4	240,379.0	327,048.4	239,657.0
Floating interest rate	479,965.5	608,655.8	479,387.0	605,542.8
Total	807,013.9	849,034.8	806,435.4	845,199.8

* Excluding allowance for doubtful accounts amounting to Baht 57.0 million.

** Including accrued interest receivables.

4.33.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.33.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately one-second of the total exposure as at December 31, 2005 and two-third of the total exposure as at December 31, 2004 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at December 31, 2005 and 2004, were approximately six months, almost all contracts were under one year tenor. For the currency swaps and interest rate swaps, all exposures as at December 31, 2005 and 2004, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, 2005 and 2004 :

		Million Baht
	2005	**2004**
Forward foreign exchange contracts	1,092.1	5,466.1
Interest rate swaps	0.9	268.4
Total	1,093.0	5,734.5

4.33.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the years ended December 31, 2005 and 2004 :

Million Baht

	2005		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	148,564.1	4,164.5	2.8%
Investments, net	315,191.4	10,403.8	3.3%
Loans	935,767.2	41,461.8	4.4%
Total	1,399,522.7	56,030.1	
Interest-bearing Financial Liabilities			
Deposits	1,171,571.0	11,337.5	1.0%
Interbank and money market items and securities sold under repurchase agreements	41,076.5	841.2	2.0%
Long-term borrowings and subordinated bonds cum preferred shares	33,875.0	3,641.2	10.7%
Total	1,246,522.5	15,819.9	

Million Baht

	2004		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	169,474.6	2,844.2	1.7%
Investments, net	345,155.3	10,145.5	2.9%
Loans	890,503.5	35,255.9	4.0%
Total	1,405,133.4	48,245.6	
Interest-bearing Financial Liabilities			
Deposits	1,152,610.8	9,952.7	0.9%
Interbank and money market items and securities sold under repurchase agreements	32,932.1	444.6	1.4%
Long-term borrowings and subordinated bonds cum preferred shares	47,669.3	5,137.9	10.8%
Total	1,233,212.2	15,535.2	

4.33.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, 2005 and 2004 :

Million Baht

	2005					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	126,188.8	525.9	-	-	-	126,714.7
Investments and securities purchased under resale agreements	145,948.7	91,573.8	38,432.8	39,247.7	-	315,203.0
Loans**	491,292.8	214,170.1	148,763.9	-	57,776.6	912,003.4
Deposits	1,145,666.7	10,575.9	287.6	-	-	1,156,530.2
Interbank and money market items	44,172.6	-	-	-	-	44,172.6
Liabilities payable on demand	4,773.2	-	-	-	-	4,773.2
Borrowings	-	10,181.0	11,607.1	-	-	21,788.1
Subordinated bonds cum preferred shares	-	-	-	-	-	-

* Excluding allowance for doubtful accounts amounting to Baht 61.5 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

Million Baht

	2004					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items *	128,316.3	348.6	800.0	-	-	129,464.9
Investments and securities purchased under resale agreements	166,706.4	91,621.6	50,914.4	28,539.4	-	337,781.8
Loans **	486,649.2	230,105.1	124,521.1	-	91,665.0	932,940.4
Deposits	1,179,474.2	6,636.9	0.3	-	-	1,186,111.4
Interbank and money market items	33,169.8	-	-	-	-	33,169.8
Liabilities payable on demand	4,037.0	-	-	-	-	4,037.0
Borrowings	1,088.8	9,103.5	10,684.1	4,388.5	-	25,264.9
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2

4.33.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in

* Excluding allowance for doubtful accounts amounting to Baht 57.0 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, 2005 and 2004 :

				Million Baht
		2005		
		Notional Amount		Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	396,994.8	4,647.2	401,642.0	708.2
Currency swaps	2,054.1	-	2,054.1	(13.2)
Interest rate swaps	394.8	-	394.8	0.9

				Million Baht
		2004		
		Notional Amount		Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	382,072.5	-	382,072.5	601.5
Currency swaps	-	1,954.8	1,954.8	(3.6)
Interest rate swaps	12,866.8	381.8	13,248.6	258.5

4.33.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, 2005 and 2004 :

				Million Baht
	THE BANK'S FINANCIAL STATEMENTS			
	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	34,152.2	34,152.2	30,455.9	30,455.9
Interbank and money market items	126,653.3	126,653.3	129,407.9	129,407.9
Securities purchased under resale agreements	5,100.0	5,100.0	32,030.0	32,030.0
Investments	310,103.0	316,572.0	305,751.8	310,268.2
Loans and accrued interest receivables, net	834,508.4	834,508.4	824,776.5	824,776.5
Customers' liabilities under acceptances	621.4	621.4	880.7	880.7
Financial Liabilities				
Deposits	1,156,530.2	1,156,530.2	1,186,111.4	1,186,111.4
Interbank and money market items	44,172.6	44,172.6	33,169.8	33,169.8
Liabilities payable on demand	4,773.2	4,773.2	4,037.0	4,037.0
Borrowings and subordinated bonds cum preferred shares	21,788.1	35,111.3	38,429.1	50,776.5
Bank's liabilities under acceptances	621.4	621.4	880.7	880.7
Interest payable	2,864.6	2,864.6	2,583.4	2,583.4

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, interest payable, and Bank's liabilities under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available-for-sale securities, and held-to-maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Forward foreign exchange contracts: fair value is determined using quoted market prices of instruments with similar characteristics and maturities. Interest rate swaps and currency swaps: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

Consolidated disclosures for financial instruments which occurred during the years ended December 31, 2005 and 2004 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.34 Events after the balance sheet date

Pursuant to the transfer of certain investments to a subsidiary company, the proceeds of which had been recorded as other liabilities on the Bank's balance sheet in 2004 (See Note 4.4.1), such subsidiary company has partially disposed of the investment in January 2006, and recognized a gain on sale of investment amounting to Baht 824.0 million.

The Bank recorded such transaction by reducing other liabilities by Baht 1,344.5 million, and recognized a gain on sale of investment amounting to Baht 1,041.0 million.

4.35 Approval of the financial statements

These financial statements are approved by the Audit Committee, and by the Board of Executive Directors on February 23, 2006.